
03050649

4/29

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rolls-Royce Group plc

*CURRENT ADDRESS 65 Buckingham Gate
London SW1E 6AT

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

FILE NO. 82- 34721 FISCAL YEAR 12/31/02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S* *(ANNUAL REPORT)*	☒
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL* *(OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: [illegible]
DATE : 5/16/03

Exhibit B (vii)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or independent adviser who, if you are taking advice in the United Kingdom, is authorised pursuant to the Financial Services and Markets Act 2000. This document has been prepared on the assumption that the Scheme has become effective in accordance with its current terms.

A copy of this document, which comprises listing particulars relating to Rolls-Royce Group in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in accordance with section 83 of that Act.

The Directors of Rolls-Royce Group, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No New Shares have been marketed to, nor are available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the New Shares to the Official List. This document does not constitute an offer or invitation for any person to subscribe for or purchase any securities in Rolls-Royce Group.

Applications have been made to the UKLA for the New Shares to be admitted to the Official List and to the London Stock Exchange for those shares to be admitted to trading on its market for listed securities. If the Scheme proceeds as currently envisaged, it is expected that admission to the Official List will become effective, and that dealings in those shares will commence, on 23 June 2003.



Rolls-Royce

ROLLS-ROYCE GROUP plc

(Incorporated in England and Wales under the Companies Act 1985, with Registered Number 4706930)

Listing Particulars relating to the introduction to the Official List of up to 2,500,000,000 New Shares of 70 pence each

Sponsored by N M Rothschild & Sons Limited

This document has been prepared in connection with a scheme of arrangement pursuant to section 425 of the Companies Act 1985 to introduce a new holding company, Rolls-Royce Group, to the Group. A summary of the Scheme is set out in Part 1 of this document.

N M Rothschild & Sons Limited is acting for Rolls-Royce and Rolls-Royce Group and no one else in connection with Rolls-Royce Group's application for listing and the proposals described in this document and will not be responsible to anyone other than Rolls-Royce and Rolls-Royce Group for providing the protections afforded to its clients or for providing advice in relation to the listing or the contents of this document.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful.

Securities may not be offered or sold in the United States unless they are registered under the Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

22 April 2003	Voting record date in respect of the ADR holders
22 May 2003	12.00 p.m. (New York time): Latest requested time for receipt by the US Depositary of voting instructions in respect of the Rolls-Royce ADRs
27 May 2003	11.00 a.m.: Latest requested time for receipt of blue headed form of proxy for the Annual General Meeting
27 May 2003	11.30 a.m.: Latest time for receipt of green headed form of proxy for the Court Meeting(1)
27 May 2003	6.00 p.m.: Voting record time (in respect of the Annual General Meeting and the Court Meeting)
29 May 2003	11.00 a.m.: Annual General Meeting
29 May 2003	11.30 a.m.: Court Meeting(2)
18 June 2003	Court Hearing to sanction the Scheme
20 June 2003	Last day of dealings in Ordinary Shares(3)
20 June 2003	Scheme Record Date(3)
20 June 2003	6.00 p.m.: Scheme Record Time(3)
23 June 2003	Effective Date(3)
23 June 2003	8.00 a.m.: Delisting of Ordinary Shares, New Shares admitted to Official List, crediting of New Shares to CREST accounts and dealings in New Shares commence on the London Stock Exchange(3) (4)
24 June 2003	Court hearing of the petition to confirm the Rolls-Royce Group Reduction of Capital(5)
25 June 2003	Rolls-Royce Group Reduction of Capital becomes effective(5)
by 7 July 2003	Despatch of New Share certificates(5)

All times are UK times unless otherwise stated.

(1) *Forms of proxy for the Court Meeting not returned by this time may be handed to the Registrar, Computershare Investor Services PLC, at the Court Meeting.*

(2) *To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the Annual General Meeting.*

(3) *These dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme.*

(4) *New Shares credited to the account of the US Depositary will be represented by the Rolls-Royce ADRs (in certificated or book-entry form) which will continue to be honoured by the US Depositary.*

(5) *These dates are indicative only and will depend, inter alia, on the date upon which the Scheme becomes effective.*

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Euan Baird	Non-executive Chairman
	Sir John Rose	Chief Executive
	Lord Moore of Lower Marsh	Non-executive Deputy Chairman and Senior Independent non-executive Director
	Peter J Byrom	Non-executive Director
	John P Cheffins	Chief Operating Officer
	Colin H Green	President – Defence Aerospace
	James M Guyette	President and Chief Executive Officer of Rolls-Royce North America Inc.
	Dr Michael G J W Howse	Director – Engineering and Technology
	Sir Robin Nicholson	Non-executive Director
	Andrew B Shilston	Finance Director
	Carl G Symon	Non-executive Director
	Sir John Weston	Non-executive Director
	The business address for all the above Directors is 65 Buckingham Gate, London SW1E 6AT.	
Company Secretary	Charles Blundell	
Registered and Head Office	65 Buckingham Gate London SW1E 6AT	
Sponsor and Financial Adviser	N M Rothschild & Sons Limited New Court St. Swithin's Lane London EC4P 4DU	
Brokers	Hoare Govett Limited 250 Bishopsgate London EC2M 4AA	
	Merrill Lynch, Pierce, Fenner & Smith Limited 2 King Edward Street London EC1A 1HQ	
Auditors and Reporting Accountants	KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB	
Solicitors to the Company	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS	
Principal Bankers	The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR	
	JP Morgan plc 10 Aldermanbury London EC2V 7RF	
Registrar	Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH	

PART 1. SCHEME OF ARRANGEMENT

1. Introduction

On 4 March 2003, Rolls-Royce announced its intention to implement a technical change to its corporate structure by putting in place a new holding company for the Group. The corporate reorganisation is proposed to be effected by way of a court sanctioned scheme of arrangement under section 425 of the Companies Act 1985.

2. Reasons for the Scheme

At flotation in 1987, the Group's business was primarily focused on the aerospace sector. Since then, whilst remaining a focused power systems company, the Group has developed its operations, particularly following a series of acquisitions, so that it now operates globally in a number of complementary markets – civil aerospace, defence, marine and energy. As the Group's corporate structure has remained largely unchanged since flotation, there is, increasingly, a divergence between the existing corporate structure and the operational and reporting structure commonly put in place for the management of an international business. The Directors believe that the proposed non-trading holding company structure, with operating subsidiaries underneath, will provide flexibility for the Group to align its corporate structure more closely with that of its operational divisions and management reporting lines. In addition, the new structure (including the proposed reduction of capital of the new holding company as described in paragraph 8 below) will place the Group in a better position to address any operational, accounting or legal issues which may arise in the future. These proposals will not result in any disruption to the commercial operations of Rolls-Royce.

3. Principal features of the Scheme

Structure

Under the Scheme, all Scheme Shares will be cancelled and New Ordinary Shares will be issued to Rolls-Royce Group. In consideration for the cancellation of the Scheme Shares, Scheme Shareholders at the Scheme Record Time will receive shares having the same economic and voting rights in Rolls-Royce Group as they hold in Rolls-Royce on the following basis:

for each Scheme Share cancelled **one New Share**

Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

In addition, the Special Share will be redeemed and the Special Shareholder will subscribe for the New Special Share.

New Shares will have the same rights as those attaching to the existing Ordinary Shares and the New Special Share will have the same rights as those attaching to the Special Share. The New Shares to be issued pursuant to the Scheme will rank *pari passu* in all respects with any New Shares in issue at the Scheme Record Time and shall rank in full for all dividends or distributions made, paid, or declared after the Scheme Record Date on the ordinary share capital of Rolls-Royce Group. Rights attaching to the New Shares are summarised in paragraph 8 of Part 5.

Effect of the Scheme

The Scheme is subject to a number of conditions as set out in paragraph 4 below. If these conditions are satisfied and the Scheme becomes effective, Rolls-Royce Group will become the immediate holding company of Rolls-Royce and will, in turn, be owned by Scheme Shareholders in the proportions in which they own Rolls-Royce at the Scheme Record Time. The Scheme is expected to become effective and dealings in New Shares are expected to commence on 23 June 2003.

Transitional matters

Further Ordinary Shares may be allotted before and after the Scheme comes into effect. In order to ensure that the timing of the allotment of those shares does not leave them outside the scope of the Scheme, it is proposed that the Rolls-Royce Articles should be amended in such a way as to ensure that: (i) any Ordinary Shares which are issued prior to the confirmation by the Court of the reduction of capital provided for under the Scheme will be allotted and issued subject to the terms of the Scheme and will be bound by the Scheme accordingly; (ii) any Ordinary Shares which are allotted and issued after the Scheme has become effective will be acquired by Rolls-Royce Group and/or its nominee or nominees in exchange for the issue or transfer of New Shares to the allottees; and (iii) in the event that any Ordinary Shares are allotted and issued to any person within (ii) above following any reorganisation of or material alteration to the share capital of either Rolls-Royce or Rolls-Royce Group or any other return of value to holders of New Shares after the Effective Date, the number of New Shares to be issued or transferred to that person will be adjusted in an appropriate manner. In this way, the allottees in question will receive New Shares instead of Ordinary Shares. In addition, the Rolls-Royce Group Articles are also being amended to provide that the issue of New Shares by Rolls-Royce Group to holders of Ordinary Shares who have elected for scrip dividends in respect of any dividend declared at the Annual General Meeting of Rolls-Royce convened for 29 May 2003 (or any adjournment thereof) in respect of the year ended 31 December 2002 shall absolve Rolls-Royce from its obligations under Article 122 of the Rolls-Royce Articles.

4. Conditions to implementation of the Scheme

The implementation of the Scheme is conditional on the following having occurred:

(a) the resolution to approve the matters in connection with the Scheme (which is numbered 21 in the Notice of the Annual General Meeting contained in Part 4 of the Scheme Circular) is duly passed at the Annual General Meeting by a majority of not less than three-fourths of the votes cast;

(b) the Scheme is approved by a majority in number, representing three-fourths in value, of those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(c) the Scheme is sanctioned by the Court at the Court Hearing;

(d) an office copy of the Order of the Court sanctioning the Scheme under section 425 of the Companies Act 1985 is delivered to the Registrar of Companies for registration and the minute confirming the reduction of capital in relation to the Scheme is registered by the Registrar of Companies; and

(e) the admission of New Shares to the Official List and to trading on the London Stock Exchange's market for listed securities.

The Annual General Meeting has been convened for 11.00 a.m. on 29 May 2003. At the Annual General Meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, pass, *inter alia*, a resolution covering various matters in connection with the Scheme.

The Court Meeting has been convened for 11.30 a.m. on 29 May 2003 (or, if later, immediately following the conclusion or adjournment of the Annual General Meeting) pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, approve the Scheme. Shareholders also have the right to attend the Court Hearing and, if lodging a response to the petition to the Court to sanction the Scheme, to appear in person or be represented by counsel to support or oppose the sanction of the Scheme.

If the Scheme has not become effective by 31 August 2003 (or such later date as Rolls-Royce and Rolls-Royce Group may agree and the Court may allow), it will lapse, in which event there will not be a new holding company of Rolls-Royce, the Special Shareholder will remain the holder of the Special Share, Scheme Shareholders will remain shareholders of Rolls-Royce and Ordinary Shares will continue to be listed on the Official List.

5. Listings, dealings, share certificates and settlement

Application has been made to the UKLA for the admission of up to 2,500,000,000 New Shares to the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Ordinary Shares is expected to be 20 June 2003. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 20 June 2003, the Scheme Record Time. It is expected that Admission will become effective and that dealings in the New Shares will commence on 23 June 2003, the Effective Date. The listing of Ordinary Shares is also expected to be cancelled on that date. These dates may be deferred if it is necessary to adjourn any meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme. In the event of a delay, the application for the Ordinary Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

With effect from and including the Effective Date, all share certificates representing the Scheme Shares will cease to be valid and binding in respect of such holdings and should be destroyed. Rolls-Royce ADRs (in certificated and book-entry form) will represent New Shares from the Effective Date and will continue to be honoured by the US Depositary.

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors will apply for the New Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in New Shares following Admission may take place within the CREST system. CREST is a voluntary system and holders of New Shares who wish to receive and retain share certificates will be able to remove their New Shares from the CREST system following the Scheme becoming effective.

For Scheme Shareholders who hold their Ordinary Shares in a CREST account at the Scheme Record Time, New Shares are expected to be credited to the relevant CREST members' accounts on 23 June 2003, the Effective Date. For those holding shares in certificated form at the Scheme Record Time, definitive share certificates for the New Shares are expected to be despatched within ten business days after the Effective Date. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto. Pending the despatch of certificates for New Shares, transfer of New Shares will be certified against the register of members of Rolls-Royce Group. Temporary documents of title will not be issued in respect of the New Shares.

Ordinary Shares held in uncertificated form will be disabled in CREST on the Effective Date. Rolls-Royce Group reserves the right to issue New Shares to any or all shareholders in certificated form if, for any reason, it wishes to do so.

All mandates in force at the Scheme Record Time relating to payment of dividends on Ordinary Shares and the scrip dividend alternative and all instructions then in force relating to notices and other communications will, unless and until varied or revoked, be deemed from the Effective Date to be valid and effective mandates or instructions to Rolls-Royce Group in relation to the corresponding holding of New Shares.

All documents, certificates, cheques or other communications sent by or to Scheme Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

6. Dividends

The introduction of Rolls-Royce Group as the new group holding company pursuant to the Scheme will not affect the underlying earnings of the Group or its current dividend policy. Instead of receiving dividends on their Ordinary Shares, Scheme Shareholders who receive New Shares will be paid dividends on their New Shares. The Directors of Rolls-Royce Group expect that Rolls-Royce Group will adopt a dividend policy similar to that of Rolls-Royce's at the Effective Date.

7. Overseas shareholders

General

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (***overseas shareholders***) may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the allotment and issue of New Shares following completion of the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any overseas shareholder, Rolls-Royce Group is advised that the allotment and issue of New Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Rolls-Royce Group to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Rolls-Royce Group, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that Rolls-Royce Group may determine either (i) that the holder's entitlement to New Shares shall be issued to a nominee for such holder appointed by Rolls-Royce Group and then sold, with the net proceeds being remitted to the holder concerned; or (ii) that the holder's entitlement to New Shares pursuant to the Scheme shall be issued to such holder and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the holder. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

The approval of the Securities Commission of Malaysia has been obtained pursuant to the provisions of section 32 of the Malaysian Securities Commission Act 1993. The Malaysian Security Commission's approval is not an indication that it recommends the Scheme.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances. For additional information relating to certain US tax considerations relevant to the Scheme, see paragraph 17 of Part 5 of this document.

United States

Any securities to be issued under the Scheme in the United States have not been and will not be registered under the Securities Act but will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)10 thereof. For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, Rolls-Royce will advise the Court that its sanctioning of the Scheme will be relied on by Rolls-Royce Group as an approval of the Scheme following a hearing on its fairness to Scheme Shareholders, at which Court hearing all Scheme Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such holders.

Securities to be issued in the Scheme should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and persons who receive securities in the Scheme (other than "affiliates" as described in the paragraph below) may resell them without restriction under the Securities Act.

A person who is entitled to receive securities in the Scheme and who is an affiliate of Rolls-Royce prior to implementation of the Scheme may not resell such securities without registration under the Securities Act except pursuant to the applicable resale provisions of Rule 145(d) of the Securities Act or another applicable exemption from registration or in a transaction not subject to registration (including a transaction that satisfies the applicable requirements of Regulation S under the Securities Act). Whether a person is an affiliate of a company for purposes of the Securities Act depends on the circumstances but affiliates can include certain officers, directors and significant shareholders. Persons who believe they may be affiliates of Rolls-Royce should consult their own legal advisers prior to any sale of securities received in the Scheme.

Holders of Ordinary Shares and Rolls-Royce ADRs who are citizens or residents of the United States are advised that any securities issued pursuant to the Scheme have not been and will not be registered under the Exchange Act. Rolls-Royce Group intends to obtain an exemption from the reporting requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. Accordingly, if the SEC informs Rolls-Royce Group that it has been added to the list of foreign private issuers that claim this exemption, Rolls-Royce Group will comply with the information supplying requirements of Rule 12g3-2(b) and, so long as it continues to rely on this exemption, will furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which has been made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information that Rolls-Royce Group furnishes to the SEC pursuant to Rule 12g3-2(b) may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

8. Rolls-Royce Group Reduction of Capital

Shortly after the Scheme becomes effective, the capital of Rolls-Royce Group will be reduced by decreasing the nominal value of each unissued share in the capital of Rolls-Royce Group from 70 pence (or such lower nominal value as the directors of Rolls-Royce Group shall decide prior to the date on which the Court is asked to sanction the Scheme) to 20 pence. The Directors of Rolls-Royce Group may propose a reduction in the nominal value of its shares if necessary to ensure that its shares are not alloted at a discount to their nominal value. The reduction of capital is being implemented to create distributable reserves in Rolls-Royce Group.

The initial shareholders of Rolls-Royce Group have resolved to reduce its capital as described above conditional on the Scheme becoming effective. At the Annual General Meeting of Rolls-Royce, its shareholders, who will become the shareholders of Rolls-Royce Group if the Scheme becomes effective, will be asked to approve the Rolls-Royce Group Reduction of Capital. The reduction of capital will also require the confirmation of the Court and, if so confirmed, will create a new reserve on the balance sheet of Rolls-Royce Group of approximately £815 million (assuming a reduction of 50 pence per share and no further shares of Rolls-Royce are issued after 8 April 2003) which will provide flexibility and be available for future dividends, share repurchases and other returns of capital to shareholders at the discretion of the directors of Rolls-Royce Group.

The Rolls-Royce Group Reduction of Capital is expected to be effective on 25 June 2003.

PART 2. INFORMATION ON THE GROUP

1. *Description of the Group*

Introduction

Rolls-Royce is one of the world's foremost engineering companies, supplying power systems and services to four growth markets – civil aerospace, defence, marine and energy. With its headquarters in the UK, it is a global company investing in technology and capability that can be exploited in each of these sectors to create a competitive range of products and services. Rolls-Royce has established leading positions in each of these markets. In most sectors Rolls-Royce is one of only three companies in the world able to offer a full range of products and services with routes to market on a world-wide basis.

Rolls-Royce has made rapid and substantial gains in market share over recent years. As a result, engine deliveries have grown and the company now has some 54,000 gas turbines in service world-wide. Rolls-Royce's investments in technology, new products, capability and infrastructure to gain this market position create high barriers to entry.

Rolls-Royce has a broad customer base consisting of more than 500 airlines, 4,000 corporate and utility aircraft and helicopter operators, 160 armed forces and more than 2,000 marine customers, including 50 navies. Rolls-Royce has energy customers in nearly 120 countries.

The large installed base of engines generates an assured aftermarket demand for the provision of spare parts and services. Rolls-Royce's strategy includes the maximisation of aftermarket revenues through the development of a comprehensive services capability. Approximately 40% of turnover currently comes from aftermarket services.

In its audited financial statements for the year ended 31 December 2002, Rolls-Royce reported a consolidated profit before tax of £105 million (2001: £192 million; 2000: £166 million) on a turnover of £5,788 million (2001: £6,328 million; 2000: £5,864 million). Underlying earnings per ordinary share were 11.10p (2001: 20.20p; 2000: 19.38p), while basic earnings per ordinary share were 3.29p (2001: 6.67p; 2000: 5.07p). Total dividends paid and proposed per ordinary share were 8.18p (2001: 8.18p; 2000: 8.00p).

The order book of confirmed and announced business stands at more than £17 billion, which, together with aftermarket demand, provides visibility of future activity levels. Rolls-Royce is among the leading UK exporters with 85% of sales achieved outside the UK, to customers in some 150 countries.

Rolls-Royce considers that research and development is key to the success of the Group. It aims to maximise the benefit of this investment by creating technology and methods once, and using the results many times in the different markets. In its audited financial statements for the year ended 31 December 2002, Rolls-Royce reported net research and development expenditure of £297 million (2001: £358 million; 2000: £371 million).

Rolls-Royce keeps under review opportunities to strengthen and consolidate its core businesses through acquisitions, disposals of non-material businesses, joint ventures and co-operation with industrial partners.

Civil aerospace

The civil aerospace business involves the development, manufacture and sale of aero engines to airlines and corporate operators. It provides aftermarket services including the provision of spare parts and repair and overhaul services.

Rolls-Royce's civil aerospace aero engines range from less than 2,000lb thrust to 100,000lb thrust addressing more than 30 different commercial aircraft applications from helicopters and business jets to the largest airliners. Rolls-Royce provides power to 39 of the world's top 50 airlines and won 30% of all orders for aircraft of 100 seats and above from 1999 to 2002. Engine deliveries increased from less than 400 in 1990 to a record 1,362 in 2001, establishing Rolls-Royce as the second largest civil aero engine manufacturer in the world. Rolls-Royce's newest civil aero engine, the Trent 900, powering the Airbus A380, is expected to enter service in 2006.

Rolls-Royce has 9,900 civil aero engines in service. The proportion of the installed base covered by Total Care packages, which offer tailored, through-life product support to customers, is more than 30%. The company's global repair and overhaul network comprises 16 facilities on four continents and has enabled the company to capture the repair and overhaul of more than 60% of Rolls-Royce engines.

Current trading has been adversely affected by the repercussions of the terrorist attacks of 11 September 2001. Engine deliveries fell by 37% in 2002 when civil aerospace business reported underlying profit before interest of £150 million on sales of £2,739 million.

Defence

Rolls-Royce's defence business provides development engineering, aero engines and aftermarket services to armed forces. In August 2002, Rolls-Royce sold its land systems defence business, Vickers Defence Systems.

Rolls-Royce is the world number two in the defence aerospace propulsion sector with some 26% of military installed engines in 160 armed forces world-wide. This installed base provides a growing services opportunity. Rolls-Royce has a leading position in Europe and a share of over 25% of the US Department of Defense planned aircraft engine purchases. Rolls-Royce is participating in a wide range of programmes, including Eurofighter, Joint Strike Fighter and also in various transport, trainer, unmanned air vehicles, unmanned combat air vehicles and helicopter programmes.

The four-nation EUROJET consortium, in which Rolls-Royce is the major participant, has commenced production of the order for an initial 363 EJ200 engines for the Eurofighter Typhoon. The United States Joint Strike Fighter (F-35) programme is one of the world's largest defence procurement programmes. Rolls-Royce is developing the vertical lift system for the F-35 and, additionally, is a 40% partner in the F136 alternate engine.

The defence business generated sales of £1,376 million in 2002 and underlying profit before interest of £183 million.

Marine

As well as marine propulsion, Rolls-Royce's marine business includes project management, design and integration, ship control and instrumentation, procurement and equipment supply, installation and commissioning, integrated logistics and platform support.

Rolls-Royce has over 2,000 commercial and naval customers world-wide and equipment installed on more than 20,000 vessels and is a world leader in marine propulsion systems. Following the successful integration of the Vickers businesses (acquired in 1999), Rolls-Royce supplies a comprehensive range of marine propulsion products and fully integrated systems and services.

Rolls-Royce believes that its ability to offer fully integrated power systems across naval and commercial markets will open up significant future opportunities. Rolls-Royce's strategy of exploiting its core gas turbine expertise across a range of markets also enables the flow of technology between sectors. The MT30, a 36 MW marine gas turbine, has 80% commonality with the Trent 800 aero engine and is expected to be available from 2004.

The marine business generated sales of £984 million in 2002. Underlying profit before interest was £82 million.

Energy

Rolls-Royce's energy business addresses the power generation and oil and gas power markets. Rolls-Royce supplies systems and products ranging from 1 to 50MW, based on reciprocating and aero-derivative gas turbine generating sets.

Rolls-Royce is an established world-wide supplier to the oil and gas markets, a growing equipment provider to the power generation industry, and a significant supplier of aftermarket services. Rolls-Royce's developing energy business has delivered over 5,000 units for energy applications in nearly 120 countries.

Rolls-Royce has established a leading position in the oil and gas sector with aero-derivative products, which fulfil gas compression and oil pumping duties.

The underlying loss before interest in this sector is largely accounted for by the company's continuing investment in products for the power generation sector, in particular the industrial Trent, a new product being developed for power generation applications to 50MW. This engineering programme is nearing completion, with retrofit of new combustion systems to existing power plants planned for 2003.

While the power generation sector offers long-term growth, the market is currently depressed. Rolls-Royce has taken immediate action to reduce its cost base in this sector. Sales in 2002 were £639 million and the underlying loss before interest was £41 million.

Financial Services

The financial services activities support the other businesses and comprise aircraft leasing, engine leasing and power project development.

Pembroke Group, the Group's joint venture aircraft leasing business, owns 58 aircraft on lease to 17 customers in 14 countries. 94%, by value, of the owned aircraft fleet is on lease.

Rolls-Royce & Partners Finance, the Group's joint venture engine leasing business, owns a portfolio of 257 engine types with 32 customers. The proportion of engines on lease remains high, at 98%, by value.

Rolls-Royce Power Ventures, the Group's power project developer, has 13 power generation projects in operation and seven in construction or commissioning.

Sales in 2002 were £50 million and the underlying loss before interest was £12 million.

2. Employees

The average weekly number of Group employees during the last three years were as set out below:

	2002	2001	2000
United Kingdom	23,900	27,300	30,200
Overseas	15,300	16,000	16,400
	39,200	43,300	46,600
Civil aerospace	21,800	24,300	26,100
Defence	6,000	7,200	7,700
Marine	6,500	6,600	6,500
Energy	4,800	5,100	5,600
Financial services	100	100	100
Other	—	—	600
	39,200	43,300	46,600

3. Significant changes

There has been no significant change in the financial or trading position of the Group since 31 December 2002 (the date to which the latest audited published results of the Group were prepared).

Since the date of the accountant's report set out in Part 4 of this document, the Company has not traded, nor has there been any significant change in its financial or trading position.

4. Current trading and prospects

On 22 August 2002, Rolls-Royce announced its interim results for the 2002 financial year which included the following statement:

> "The operational performance of our business has been consistent with the market outlook first published by the company in October 2001 and positions the company for profit growth in 2003 compared to 2002. However, the final outcome in 2003 will be influenced by any increase that might be required in pension fund contributions."

On 4 March 2003, Rolls-Royce announced its preliminary results for the 2002 financial year which included the following statements and reiterated the guidance issued at the interim stage:

> "Against a background of challenging market conditions we have delivered profit and cash flow in line with the guidance provided on October 19 2001. With the help of our workforce we have successfully implemented the restructuring programme announced at that time and have achieved a strong operational performance with significant improvements in working capital management.
>
> This performance, together with our record year-end order book and growing aftermarket revenues, confirms our business model and our ability to manage uncertainty and deliver shareholder value.
>
> We are consulting with our employees with the objective of limiting the financial impact of the current pension fund deficit within the guidance we provided last August. Subject to the continuing uncertainty caused over Iraq, we are reiterating our guidance for profit growth in 2003, with positive cash flow."

The Board reiterates the guidance for 2003 in respect of the Group as outlined in the Rolls-Royce preliminary results for the 2002 financial year set out above. These statements form the Rolls-Royce Profit Forecast, the basis of preparation and assumptions for which are set out in Part 3B on pages 51 and 52 of this document.

5. Working capital

Rolls-Royce Group is of the opinion that taking into account available bank and other facilities, the Group, assuming the Scheme becomes effective, has sufficient working capital for its present requirements that is, for at least 12 months following the date of this document.

6. Corporate Social Responsibility

The Group attaches great importance to the pursuit of excellence as a corporate citizen in its operations throughout the world.

The Group continues to develop its approach to Corporate Social Responsibility ("CSR"), recognising it as a key issue in the way it conducts its business. By far the greatest contribution which the Group makes in this area comes from the wealth creation and the maintenance of highly skilled jobs which are underpinned by business activities. The Group believes that progress in this area will deliver competitive advantage and will contribute to long-term success. The Group has well developed policies on issues such as health, safety and environment, charitable donations, community involvement, employment policy and employee learning and development.

7. Corporate governance

The Group is committed to the highest standards of corporate governance. In its 2002 Annual Report, Rolls-Royce reported that it applied the principles and complied with the provisions of the Combined Code. After the Scheme becomes effective, Rolls-Royce Group will adopt the same principles as Rolls-Royce immediately before the Scheme became effective. The Board will be considering its response to the recommendations of the Higgs and Smith reports which is expected to come into effect in July 2003.

PART 3A. FINANCIAL INFORMATION ON ROLLS-ROYCE

This section contains financial information on the Group and is extracted, without material adjustment, from the audited consolidated statutory accounts of Rolls-Royce for the two years ended 31 December 2002.

The consolidated profit and loss account for the year ended 31 December 2000 and the consolidated balance sheet as at that date has been restated in order to comply with Financial Reporting Standard 19, "Deferred tax", which was first adopted for the year ended 31 December 2001.

The financial information set out in Part 3 does not constitute the statutory accounts of Rolls-Royce within the meaning of section 240 of the Companies Act for any financial year. Rolls-Royce's auditors, KPMG Audit Plc, have reported under section 235 of the Companies Act in respect of the statutory accounts for the three years ended 31 December 2002, and such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts for the two years ended 31 December 2001 have been delivered to the Registrar of Companies. The statutory accounts for the year ended 31 December 2002 will be delivered to the Registrar of Companies following the 2003 Annual General Meeting.

Profit and loss account
for the year ended December 31, 2002

	Notes	Continuing operations before exceptional items £m	Exceptional items[1] £m	Total 2002 £m	Total 2001 £m	Total 2000 £m
Turnover: Group and share of joint ventures		6,072	—	6,072	6,680	5,955
Sales to joint ventures		948	—	948	871	893
Less share of joint ventures' turnover		(1,232)	—	(1,232)	(1,223)	(984)
Group turnover	2	5,788	—	5,788	6,328	5,864
Cost of sales		(4,846)	(69)	(4,915)	(5,406)	(5,005)
Gross profit		942	(69)	873	922	859
Other operating income	3	158	—	158	239	341
Commercial, marketing and product support costs		(285)	(2)	(287)	(288)	(268)
General and administrative costs		(275)	(4)	(279)	(281)	(271)
Research and development (net)*		(297)	—	(297)	(358)	(371)
Group operating profit		243	(75)	168	234	290
Share of operating profit of joint ventures		66	—	66	82	76
Loss on sale or termination of businesses	31	(22)	—	(22)	(11)	(78)
Profit on sale of fixed assets		—	—	—	6	1
Profit on ordinary activities before interest	2	287	(75)	212	311	289
Net interest payable – Group	4	(72)	—	(72)	(77)	(85)
– joint ventures		(35)	—	(35)	(42)	(38)
Profit on ordinary activities before taxation	3	180	(75)	105	192	166
Taxation	5	(73)	21	(52)	(86)	(87)
Profit on ordinary activities after taxation		107	(54)	53	106	79
Equity minority interests in subsidiary undertakings	—			—	—	—
Profit attributable to ordinary shareholders				53	106	79
Dividends	6			(133)	(132)	(126)
Transferred from reserves	25			(80)	(26)	(47)
* Research and development (gross)				(590)	(636)	(604)
Earnings per ordinary share:	7					
Underlying				11.10p	20.20p	19.38p
Basic				3.29p	6.67p	5.07p
Diluted basic				3.26p	6.56p	5.04p

[1] Exceptional items are analysed in note 3. For 2001 and 2000, exceptional items amounted to £230m and £218m respectively.

There have been no material acquisitions or material discontinued operations in 2002, 2001 or 2000.

Balance sheets
at December 31, 2002

	Notes	2002 £m	2001 £m	2000 £m
Fixed assets				
Intangible assets	9	**868**	823	877
Tangible assets	10	**1,876**	1,732	1,772
Investments				
– joint ventures	11	**195**	204	174
share of gross assets		**1,160**	1,341	1,117
share of gross liabilities		**(971)**	(1,144)	(943)
goodwill		**6**	7	—
– other	12	**71**	30	33
		3,010	2,789	2,856
Current assets				
Stocks	13	**1,158**	1,222	1,179
Debtors – amounts falling due within one year	14	**1,487**	1,640	1,591
– amounts falling due after one year	15	**926**	810	590
Short-term deposits and investments	16	**84**	301	142
Cash at bank and in hand		**634**	578	498
		4,289	4,551	4,000
Creditors – amounts falling due within one year				
Borrowings	17	**(275)**	(276)	(272)
Other creditors	18	**(2,727)**	(2,720)	(2,559)
Net current assets		**1,287**	1,555	1,169
Total assets less current liabilities		**4,297**	4,344	4,025
Creditors – amounts falling due after one year				
Borrowings	19	**(1,038)**	(1,104)	(1,058)
Other creditors	20	**(450)**	(288)	(206)
Provisions for liabilities and charges	21	**(772)**	(882)	(720)
		2,037	2,070	2,041
Capital and reserves				
Called-up share capital	24	**323**	320	314
Share premium account	25	**634**	636	623
Revaluation reserve	25	**100**	103	108
Other reserves	25	**195**	189	182
Profit and loss account	25	**783**	820	813
Equity shareholders' funds		**2,035**	2,068	2,040
Equity minority interests in subsidiary undertakings		**2**	2	1
		2,037	2,070	2,041

Cash flow statement
for the year ended December 31, 2002

		2002 £m	2001 £m	2000 £m
Net cash inflow from operating activities	A	611	418	479
Dividends received from joint ventures		12	15	13
Returns on investments and servicing of finance	B	(84)	(54)	(76)
Taxation paid		(41)	(24)	(25)
Capital expenditure and financial investment	C	(381)	(179)	(253)
Acquisitions and disposals	D	(20)	79	(53)
Equity dividends paid		(109)	(84)	(74)
Cash(outflow)/inflow before use of liquid resources and financing		(12)	171	11
Management of liquid resources	E	217	(162)	324
Financing	F	(81)	111	(360)
Increase/(decrease) in cash		124	120	(25)
Reconciliation of net cash flow to movement in net funds				
Increase/(decrease) in cash		124	120	(25)
Cash (inflow)/outflow from (decrease)/increase in liquid resources		(217)	162	(324)
Cash outflow/(inflow) from decrease/(increase) in borrowings		82	(95)	370
Change in net funds resulting from cash flows		(11)	187	21
Borrowings of business acquired		(52)	—	—
Finance lease additions		(32)	—	—
Zero-coupon bonds 2005/2007 (9.0% interest accretion)		(5)	(3)	(3)
Exchange adjustments		6	5	(14)
Movement in net funds		(94)	189	4
Net debt at January 1		(501)	(690)	(694)
Net debt at December 31		(595)	(501)	(690)

Analysis of net debt	Cash at bank and in hand £m	Overdrafts £m	Short-term deposits and investments £m	Other borrowings due within one year £m	Borrowings due after one year £m	Finance leases £m	Total £m
At December 31, 1999	521	(100)	464	(301)	(1,174)	(104)	(694)
Cash flow	(24)	(1)	(324)	147	215	8	21
Exchange adjustments	1	(2)	2	(6)	(3)	(6)	(14)
Other non-cash changes	—	—	—	—	(3)	—	(3)
At December 31, 2000	498	(103)	142	(160)	(965)	(102)	(690)
Cash flow	72	48	162	(39)	(67)	11	187
Exchange adjustments	8	(1)	(3)	1	1	(1)	5
Other non-cash changes	—	—	—	—	(3)	—	(3)
At December 31, 2001	578	(56)	301	(198)	(1,034)	(92)	(501)
Cash flow	82	42	(217)	155	(103)	30	(11)
Acquired businesses	—	—	—	(10)	(42)	—	(52)
Exchange adjustments	(26)	1	—	5	23	3	6
Other non-cash changes	—	—	—	(200)	195	(32)	(37)
At December 31, 2002	**634**	**(13)**	**84**	**(248)**	**(961)**	**(91)**	**(595)**

Cash flow statement
for the year ended December 31, 2002 (continued)

	2002 £m	2001 £m	2000 £m
Reconciliation of operating profit to operating cash flows			
Operating profit	**168**	234	290
Amortisation of intangible assets (note 9)	**74**	57	60
Depreciation of tangible fixed assets (note 3)	**236**	198	178
Profit on disposals of tangible fixed assets and investments	**—**	—	(3)
(Decrease)/increase in provisions for liabilities and charges	**(125)**	180	49
Decrease/(increase) in stocks	**19**	(52)	62
Decrease/(increase) in debtors	**27**	(386)	(374)
Increase in creditors	**212**	187	217
A **Net cash inflow from operating activities**	**611**	418	479
Returns on investments and servicing of finance			
Interest received	**23**	25	26
Interest paid	**(101)**	(73)	(96)
Interest element of finance lease payments	**(6)**	(6)	(6)
B **Net cash outflow for returns on investments and servicing of finance**	**(84)**	(54)	(76)
Capital expenditure and financial investment			
Additions to unlisted investments	**(44)**	(1)	(2)
Additions to intangible assets	**(50)**	(25)	(10)
Purchases of tangible fixed assets	**(314)**	(211)	(292)
Disposals of tangible fixed assets	**27**	56	51
Other investments	**—**	2	—
C **Net cash outflow for capital expenditure and financial investment**	**(381)**	(179)	(253)
Acquisitions and disposals			
Acquisitions of businesses (note 30)	**(28)**	(1)	(45)
Disposals of businesses (note 31)	**14**	102	(5)
Investments in joint ventures	**(6)**	(24)	(13)
Loan repayments from joint ventures	**—**	2	10
D **Net cash (outflow)/inflow for acquisitions and disposals**	**(20)**	79	(53)
Management of liquid resources			
Decrease/(increase) in short-term deposits	**218**	(159)	327
Increase in government securities and corporate bonds	**(1)**	(3)	(3)
E **Net cash inflow/(outflow) from management of liquid resources**	**217**	(162)	324
Financing			
Borrowings due within one year – repayment of loans	**(201)**	(46)	(147)
– increase in loans	**46**	85	—
Borrowings due after one year – repayment of loans	**(48)**	(2)	(725)
– increase in loans	**151**	69	510
Capital element of finance lease payments	**(30)**	(11)	(8)
Net cash (outflow)/inflow from (decrease)/increase in borrowings	**(82)**	95	(370)
Issue of ordinary shares	**1**	16	10
F **Net cash (outflow)/inflow from financing**	**(81)**	111	(360)

Statement of total recognised gains and losses
for the year ended December 31, 2002

	2002 £m	2001 £m	2000 £m
Profit attributable to the shareholders of Rolls-Royce plc	53	106	79
Exchange adjustments on foreign currency net investments	15	(11)	30
Total recognised gains for the year	68	95	109

Historical cost profits and losses
for the year ended December 31, 2002

	2002 £m	2001 £m	2000 £m
Profit on ordinary activities before taxation	105	192	166
Difference between the historical cost depreciation charge and the actual depreciation charge for the year calculated on the revalued amount	3	5	4
Historical cost profit on ordinary activities before taxation	108	197	170
Historical cost transfer from reserves	(77)	(21)	(43)

Reconciliation of movements in shareholders' funds
for the year ended December 31, 2002

	2002 £m	2001 £m	2000 £m
At January 1	2,068	2,040	1,967
Total recognised gains for the year	68	95	109
FRS 19 adjustment relating to goodwill	—	—	2
Ordinary dividends (net of scrip dividend adjustments)	(110)	(90)	(89)
New ordinary share capital issued (net of expenses)	1	16	10
Goodwill transferred to the profit and loss account in respect of disposals of businesses	8	7	41
At December 31	2,035	2,068	2,040

Notes to the financial statements

1. Accounting policies

Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards on the historical cost basis, modified to include the revaluation of land and buildings.

Basis of consolidation

The Group financial statements include the financial statements of the Company and all of its subsidiary undertakings made up to December 31, together with the Group's share of the results up to December 31 of:

i) Joint ventures

A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other venturers under a contractual arrangement. The results of joint ventures are accounted for using the gross equity method of accounting.

ii) *Joint arrangements that are not entities*

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's risk interest in the joint arrangement.

Any subsidiary undertakings, joint ventures and joint arrangements that are not entities, sold or acquired during the year are included up to, or from, the dates of change of control.

Some small adjustments have been made to comparative figures to put them on a consistent basis with the current year.

Purchased goodwill

Goodwill represents the excess of the fair value of the purchase consideration for shares in subsidiary undertakings and joint ventures over the fair value to the Group of the net assets acquired.

i) To December 31, 1997: Goodwill was written off to reserves in the year of acquisition. The profit or loss on the disposal of a business acquired before December 31, 1997 takes into account the attributable value of purchased goodwill relating to that business.

ii) From January 1, 1998: Goodwill has been recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, up to a maximum of 20 years.

Turnover

Turnover, excluding value added tax and discounts, comprises sales to outside customers, and the Group's percentage interest in sales of joint ventures. Long-term contracts are included in turnover on the basis of the sales value of work performed during the year by reference to the total sales value and stage of completion of these contracts.

Risk and revenue sharing partnerships

From time to time the Group enters into arrangements with partners who, in return for a share in future programme turnover or profits, make cash or other payments in kind which are not expected to be refundable. Sums received are credited to other operating income and payments to partners are charged to cost of sales.

Research and development

The charge to the profit and loss account consists of research and development expenditure incurred in the year, excluding known recoverable costs on contracts, contributions to shared engineering programmes and application engineering. Application engineering expenditure, incurred in the adaptation of existing technology to new products, is capitalised and amortised over the programme life, up to a maximum of ten years, where both the technical and commercial risks are considered to be sufficiently low.

1. Accounting policies continued

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at the rate ruling at the year end or, where applicable, at the estimated sterling equivalent, taking account of future foreign exchange and similar contracts. The trading results of overseas undertakings are translated at the average exchange rates for the year or, where applicable, at the estimated sterling equivalent, taking account of future foreign exchange and similar contracts. Exchange adjustments arising from the retranslation of the opening net investments, and from the translation of the profits or losses at average rates, are taken to reserves. Other exchange differences, including those arising from currency conversions in the usual course of trading, are taken into account in determining profit on ordinary activities before taxation.

Treasury instruments

The accounting treatment of the key instruments used by the Group is as follows:

i) Gains or losses arising on forward exchange contracts are taken to the profit and loss account in the same period as the underlying transaction.

ii) Net interest arising on interest rate agreements is taken to the profit and loss account.

iii) Premiums paid or received on currency options are taken to the profit and loss account when the option expires or matures.

iv) Gains or losses arising on jet fuel swaps are taken to the profit and loss account in the same period as the underlying transaction.

If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognised in the profit and loss account immediately. If the hedge transaction is terminated, the profits and losses on termination are held in the balance sheet and amortised over the life of the original underlying transactions.

Post-retirement benefits

Contributions to Group defined benefit pension schemes are charged to the profit and loss account so as to spread the cost of pensions at a substantially level percentage of payroll costs over employees' service lives.

The cost of providing post-retirement benefits other than pensions is charged to the profit and loss account over the service lives of the relevant employees.

Certification costs

Costs incurred in respect of meeting regulatory certification requirements for new civil engine/aircraft combinations, including those paid to airframe manufacturers, are carried forward in intangible assets to the extent that they can be recovered out of future sales and are charged to the profit and loss account over the programme life, up to a maximum of ten years.

Interest

Interest payable is charged to the profit and loss account as incurred, except where the borrowing finances tangible fixed assets in the course of construction relating to power development projects. Such interest is capitalised until the asset is complete and income producing and is then written off by way of depreciation of the relevant asset.

Interest receivable is credited to the profit and loss account as earned.

Taxation

Provision for taxation is made at the current rate and for deferred taxation at the projected rate on all timing differences which have originated, but not reversed at the balance sheet date.

Scrip dividends

The amounts of dividends taken as shares instead of cash under the scrip dividend scheme have been added back to reserves. The nominal value of shares issued under the scheme has been funded out of the share premium account.

1. Accounting policies continued

Stock, contract provisions and long-term contracts

Stock and work in progress are valued at the lower of cost and net realisable value. Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements including, if appropriate, related commitments and undertakings given by customers. Provided that the outcome of long-term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

Progress payments received, when greater than recorded turnover, are deducted from the value of work in progress except to the extent that payments on account exceed the value of work in progress on any contract where the excess is included in creditors. The amount by which recorded turnover of long-term contracts is in excess of payments on account is classified as 'amounts recoverable on contracts' and is separately disclosed within debtors.

Accounting for leases

i) As Lessee

Assets financed by leasing agreements which give rights approximating to ownership (finance leases) have been capitalised at amounts equal to the original cost of the assets to the lessors and depreciation provided on the basis of the Group depreciation policy. The capital elements of future obligations under finance leases are included as liabilities in the balance sheet and the current year's interest element, having been allocated to accounting periods to give a constant periodic rate of charge on the outstanding balance, is charged to the profit and loss account.

The annual payments under all other lease arrangements, known as operating leases, are charged to the profit and loss account on an accruals basis.

ii) As Lessor

Amounts receivable under finance leases are included under debtors and represent the total amount outstanding under lease agreements less unearned income. Finance lease income, having been allocated to accounting periods to give a constant periodic rate of return on the net cash investment, is included in turnover.

Rentals receivable under operating leases are included in turnover on an accruals basis.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or valuation less accumulated depreciation and any provision for impairment in value.

Depreciation is provided on the following bases:

i) Land and buildings

Depreciation is provided on the original cost of purchases since 1996 and on the valuation of properties adopted at December 31, 1996 and is calculated on the straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives, as advised by the Group's professional valuers, are:

a) Freehold buildings – five to 45 years (average 24 years).

b) Leasehold land and buildings – lower of valuers' estimates or period of lease.

No depreciation is provided in respect of freehold land.

ii) Plant and equipment

Depreciation is provided on the original cost of plant and equipment and is calculated on a straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives are in the range five to 25 years (average 16 years).

iii) Aircraft and engines

Depreciation is provided on the original cost of aircraft and engines and is calculated on a straight line basis at rates sufficient to reduce them to their estimated residual value. Estimated lives are in the range five to 20 years (average 18 years).

1. **Accounting policies** continued

iv) In course of construction

No depreciation is provided on assets in the course of construction.

2. **Segmental analysis**

	Group turnover			Profit before interest			Net assets[1]		
	2002 £m	2001 £m	2000 £m	**2002 £m**	2001 £m	2000 £m	**2002 £m**	2001 £m	2000 £m
Analysis by business:									
Civil aerospace	**2,739**	3,443	3,150	**87**	198	312	**1,219**	1,124	1,116
Defence	**1,376**	1,400	1,403	**161**	132	151	**25**	179	261
Marine	**984**	827	751	**54**	37	38	**550**	513	582
Energy	**639**	608	476	**(70)**	(118)	(191)	**348**	381	449
Financial services[2]	**50**	50	40	**(20)**	62	55	**490**	374	346
Materials handling[3]	—	—	44	—	—	(76)	—	—	(23)
	5,788	6,328	5,864	**212**	311	289	**2,632**	2,571	2,731
Geographical analysis by origin:									
United Kingdom	**3,395**	3,760	3,730	**52**	137	201	**1,170**	1,275	1,433
Other	**2,393**	2,568	2,134	**160**	174	88	**1,462**	1,296	1,298
	5,788	6,328	5,864	**212**	311	289	**2,632**	2,571	2,731
Geographical analysis by destination:									
United Kingdom	**892**	1,118	1,056						
Rest of Europe	**893**	797	855						
USA	**1,966**	2,328	2,148						
Canada	**134**	267	259						
Asia	**1,018**	1,081	953						
Africa	**145**	69	67						
Australasia	**115**	151	149						
Other	**625**	517	377						
	5,788	6,328	5,864						
Exports from United Kingdom	**2,486**	2,629	2,692						
Sales to overseas subsidiaries	**(179)**	(328)	(262)						
Sales by overseas subsidiaries	**2,572**	2,896	2,365						
Sales by overseas joint arrangements	**17**	13	13						
Total overseas	**4,896**	5,210	4,808						

1 Net assets exclude net debt of £595m (2001 £501m, 2000 £690m).

2 The turnover of financial services businesses including share of joint ventures is £122m (2001 £149m, 2000 £115m).

3 Materials handling was disposed of during 2000.

2. Segmental analysis (continued)

The analysis of underlying profit before interest, the profit and loss account exceptional items and the reconciliation to underlying profit before taxation are as follows:

	2002				2001			
	Underlying profit before interest £m	Exceptional items £m	Other non-trading items £m	Profit before interest £m	Underlying profit before interest £m	Exceptional items £m	Other non-trading items £m	Profit before interest £m
Civil aerospace	150	(51)	(12)	87	347	(136)	(13)	198
Defence	183	(11)	(11)	161	175	(38)	(5)	132
Marine	82	(1)	(27)	54	73	(15)	(21)	37
Energy	(41)	(10)	(19)	(70)	(64)	(41)	(13)	(118)
Financial services	(12)	(2)	(6)	(20)	63	—	(1)	62
Materials handling	—	—	—	—	—	—	—	—
	362	(75)[1]	(75)[2]	212	594	(230)[1]	(53)[2]	311
Interest	(107)				(119)			
Underlying profit before taxation	255				475			

	2000			
	Underlying profit before interest £m	Exceptional items £m	Other non-trading items £m	Profit before interest £m
Civil aerospace	332	(9)	(11)	312
Defence	154	—	(3)	151
Marine	67	(3)	(26)	38
Energy	(48)	(133)	(10)	(191)
Financial services	56	—	(1)	55
Materials handling	(2)	(73)	(1)	(76)
	559	218[1]	(52)[2]	289
Interest	(123)			
Underlying profit before taxation	436			

1 See note 3.

2 Comprising amortisation of goodwill £52m (2001 £45m, 2000 £46m) and loss on sale of businesses £22m (2001 £11m, 2000 £5m) and loss on sale of fixed assets £1m (2001 profit of £3m, 2000 loss of £1m).

3. Profit on ordinary activities before taxation

	2002 £m	2001 £m	2000 £m
After crediting			
Risk and revenue sharing partnerships – receipts (credited to other operating income)	**158**	239	341
– payments (charged to cost of sales)	**(139)**	(113)	(129)
Net impact of risk and revenue sharing partnerships	**19**	126	212
Operating lease rentals receivable	**34**	36	28
After charging			
Exceptional items – rationalisation costs[1]	**75**	230	9
– restructuring costs in respect of acquired businesses	—	—	16
– industrial Trent provision[2]	—	—	120
– closure/termination of materials handling	—	—	73
	75	230	218
Amortisation of goodwill	**52**	45	46
Amortisation of certification costs	**22**	12	14
Depreciation of owned tangible fixed assets[3]	**212**	192	172
Depreciation of tangible fixed assets held under finance leases[3]	**24**	6	6
Operating lease rentals payable – hire of plant and equipment	**60**	54	39
– hire of other assets	**21**	21	8

Auditors' fees were as follows during the year:
Audit 2002 – Group £3.2m (2001 £3.0m, 2000 £2.9m)
Other 2002 – United Kingdom £0.8m (2001 £1.1m, 2000 £1.1m)
– Rest of World £0.8m (2001 £0.9m, 2000 £0.9m)

1 Rationalisation costs relate to termination of employment, site decommissioning and relocation and related disruption to operations, including accelerated depreciation of plant and machinery. At December 31, 2002 £52m was included in provisions (see note 21).

2 Provision in respect of the industrial Trent covering both contractual obligations and write-down of assets.

3 Including appropriate amounts charged to stocks.

4. Net interest payable

	2002 £m	2001 £m	2000 £m
Interest payable on:			
Bank loans and overdrafts	**(26)**	(45)	(52)
Other borrowings	**(62)**	(52)	(55)
Finance leases	**(6)**	(6)	(6)
Interest capitalised	—	2	1
	(94)	(101)	(112)
Interest receivable	**22**	24	27
	(72)	(77)	(85)

5. Taxation

	UK			Overseas			Total		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
	£m	£m	£m	**£m**	£m	£m	**£m**	£m	£m
Current tax									
Current tax charge/(credit) for the period	**(16)**	6	58	**54**	46	36	**38**	52	94
Less double tax relief	**(1)**	(4)	—	**—**	—	—	**(1)**	(4)	—
	(17)	2	58	**54**	46	36	**37**	48	94
Joint ventures	**5**	6	6	**4**	3	2	**9**	9	8
	(12)	8	64	**58**	49	38	**46**	57	102
Deferred tax									
Deferred tax charge/(credit) for the period	**22**	16	4	**(10)**	13	(19)	**12**	29	(15)
Adjustment in respect of prior periods	**(7)**	—	—	**1**	—	—	**(6)**	—	—
	3	24	68	**49**	62	19	**52**	86	87

	2002	2001	2000
	£m	£m	£m
Tax reconciliation[1]			
Profit on ordinary activities before taxation	**105**	192	166
Nominal tax charge at UK corporation tax rate 30% (2001 30%, 2000 30%)	**32**	58	50
Goodwill not deductible for tax purposes	**19**	16	31
Unrelieved overseas losses	**8**	12	16
Fixed asset timing differences	**3**	24	(9)
Other timing differences	**(15)**	(53)	24
UK R&D tax credit	**(6)**	—	—
Other items	**5**	—	(10)
	46	57	102

1 For the purpose of this reconciliation the tax on the profits of joint ventures has been assumed to be entirely current.

Analysis of taxation charge:			
Trading activities	**76**	**154**	134
Non underlying items (note 7)	**(24)**	**(68)**	(47)
	52	**86**	87

6. Dividends – ordinary shares

	2002	2001	2000
	£m	£m	£m
Interim 3.18p (2001 3.18p, 2000 3.00p) per share	**51**	51	47
Final proposed 5.00p (2001 5.00p, 2000 5.00p) per share	**82**	81	79
	133	132	126

7. Earnings per ordinary share

Basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £53m (2001 £106m, 2000 £79m) by 1,612 million (2001 1,589 million, 2000 1,558 million) ordinary shares, being the average number of ordinary shares in issue during the year, excluding own shares held under trust (note 12) which have been treated as if they had been cancelled.

Underlying earnings per ordinary share have been calculated as follows:

	2002		2001		2000	
	Pence	**£m**	Pence	£m	Pence	£m
Profit attributable to ordinary shareholders	3.29	53	6.67	106	5.07	79
Exclude:						
Exceptional rationalisation costs	4.65	75	14.47	230	0.58	9
Restructuring of acquired businesses	—	—	—	—	1.03	16
(Profit)/loss on sale of fixed assets (excluding lease engines and aircraft sold by financial services companies)	0.06	1	(0.19)	(3)	0.06	1
Amortisation of goodwill	3.23	52	2.83	45	2.95	46
Net loss on sale of businesses – materials handling	—	—	—	—	4.69	73
– other	1.36	22	0.69	11	0.32	5
Energy provision	—	—	—	—	7.70	120
Related tax effect	(1.49)	(24)	(4.27)	(68)	(3.02)	(47)
Underlying earnings per ordinary share	11.10	179	20.20	321	19.38	302

Diluted basic earnings per ordinary share are calculated by dividing the profit attributable to ordinary shareholders of £53m (2001 £106m, 2000 £79m) by 1,624 million (2001 1,616 million, 2000 1,566 million) ordinary shares, being 1,612 million (2001 1,589 million, 2000 1,558 million) as above adjusted by the bonus element of existing share options of 12 million (2001 27 million, 2000 8 million).

8. Employee information

	2002 Number	2001 Number	2000 Number
Average weekly number of Group employees during the year			
United Kingdom	**23,900**	27,300	30,200
Overseas	**15,300**	16,000	16,400
	39,200	43,300	46,600
Civil aerospace	**21,800**	24,300	26,100
Defence	**6,000**	7,200	7,700
Marine	**6,500**	6,600	6,500
Energy	**4,800**	5,100	5,600
Financial services	**100**	100	100
Materials handling	**—**	—	600
	39,200	43,300	46,600

	£m	£m	£m
Group employment costs			
Wages and salaries	**1,313**	1,430	1,388
Social security costs	**108**	128	128
Pensions and other post-retirement benefits (note 29)	**83**	89	84
	1,504	1,647	1,600

9. Intangible fixed assets

	Goodwill £m	Certification costs £m	Application engineering £m	Total £m
Cost				
At December 31, 2000	886	106	—	992
Exchange adjustments	(15)	—	—	(15)
Additions	1	5	20	26
Disposals	(11)	—	—	(11)
At December 31, 2001	861	111	20	992
Exchange adjustments	68	—	—	68
Additions	12	33	17	62
Disposals	(4)	—	—	(4)
At December 31, 2002	**937**	**144**	**37**	**1,118**
Accumulated amortisation				
At December 31, 2000	50	65	—	115
Exchange adjustments	(2)	—	—	(2)
Provided during the year	45	12	—	57
Disposals	(1)	—	—	(1)
At December 31, 2001	92	77	—	169
Exchange adjustments	8	—	—	8
Provided during the year	52	22	—	74
Disposals	(1)	—	—	(1)
At December 31, 2002	**151**	**99**	—	**250**
Net book value at December 31, 2002	**786**	**45**	**37**	**868**
Net book value at December 31, 2001	769	34	20	823
Net book value at December 31, 2000	836	41	—	877

10. Tangible fixed assets

	Land and buildings £m	Plant and equipment £m	Aircraft and engines £m	In course of construction £m	Total £m
Cost or valuation:					
At December 31, 2000	492	1,701	202	143	2,538
Exchange adjustments	(2)	(1)	3	—	—
Additions at cost	8	81	7	125	221
On disposals of businesses	(3)	(6)	(2)	—	(11)
Reclassifications	10	62	—	(72)	—
Disposals/write-offs	(31)	(79)	(37)	(1)	(148)
At December 31, 2001	474	1,758	173	195	2,600
Exchange adjustments	3	(21)	(15)	(9)	(42)
Additions at cost	10	107	126	101	344
On acquisitions of businesses	7	87	—	—	94
On disposals of businesses	(6)	(7)	—	—	(13)
Reclassifications	24	52	—	(76)	—
Disposals/write-offs	(1)	(65)	(5)	(13)	(84)
At December 31, 2002	511	1,911	279	198	2,899
Accumulated depreciation:					
At December 31, 2000	61	655	50	—	766
Exchange adjustments	—	(1)	—	—	(1)
Provided during year	19	166	13	—	198
On disposals of businesses	(1)	(3)	—	—	(4)
Disposals/write-offs	(19)	(64)	(8)	—	(91)
At December 31, 2001	60	753	55	—	868
Exchange adjustments	1	(13)	(5)	—	(17)
Provided during year[1]	16	193	27	—	236
On disposals of businesses	—	(1)	—	—	(1)
Disposals/write-offs	—	(58)	(5)	—	(63)
At December 31, 2002	77	874	72	—	1,023
Net book value at December 31, 2002	**434**	**1,037**	**207**	**198**	**1,876**
Net book value at December 31, 2001	414	1,005	118	195	1,732
Net book value at December 31, 2000	431	1,046	152	143	1,772

1 Includes impairment charges as follows:

Aircraft and engines – £17m relating to the write-down of aircraft to values provided by independent aircraft appraisers.

Plant and equipment – £30m relating to the write-down of certain Rolls-Royce Power Ventures' industrial Trent power projects to their recoverable amount based on value in use, using a pre-tax discount rate of 10%.

10. **Tangible fixed assets** continued

Tangible fixed assets include:	**2002 £m**	2001 £m	2000 £m
Net book value of finance leased assets	**115**	113	104
Assets held for use in operating leases:			
Cost	**259**	153	178
Depreciation	**(59)**	(44)	(37)
Net book value	**200**	109	141
Non-depreciable land	**79**	80	85
Land and buildings at cost or valuation comprise:			
Cost	**285**	248	235
Valuation at December 31, 1985	**1**	1	1
Valuation at December 31, 1996[1]	**225**	225	256
	511	474	492
Land and buildings at net book value comprise:			
Freehold	**404**	383	400
Long leasehold	**17**	19	19
Short leasehold	**13**	12	12
	434	414	431
On a historical cost basis the net book value of land and buildings would have been as follows:			
Cost	**495**	458	475
Depreciation	**(161)**	(147)	(152)
	334	311	323
Capitalised interest included in net book value of assets in course of construction	**2**	5	4
Capital expenditure commitments – contracted but not provided for	**68**	96	91

The Group has followed the transitional provisions of FRS 15 'Tangible fixed assets', to retain the book value of land and buildings, certain of which were revalued in 1996 (see [1] below).

1 Group properties were revalued at December 31, 1996 as follows:

i) Specialised properties, including certain of the Group's major manufacturing sites, were revalued on a depreciated replacement cost basis.

ii) Non-specialised properties were revalued by reference to their existing use value.

iii) Properties surplus to the Group's requirements were revalued on an open market value basis.

In the United Kingdom the revaluation was carried out by Gerald Eve, Chartered Surveyors, Fuller Peiser, Chartered Surveyors and Storey Sons & Parker, Chartered Surveyors, in accordance with the appraisal and valuation manual of the Royal Institution of Chartered Surveyors. Overseas properties were valued principally by independent local valuers.

11. Investments – joint ventures

	Shares at cost £m	Shares of post acquisition reserves £m	Loans £m	Total £m
At December 31, 2000	121	42	11	174[1]
Exchange adjustments	—	—	—	—
Additions	21	—	6	27
Disposals and repayments	—	—	(2)	(2)
Share of retained profit	—	5	—	5
At December 31, 2001	142	47	15	204[1]
Exchange adjustments	(5)	(2)	(1)	(8)
Additions	5	1	—	6
Disposals and repayments	(16)	8	(9)	(17)
Share of retained profit	—	10	—	10
At December 31, 2002	**126**	**64**	**5**	**195**[1]

The principal joint ventures are listed on pages 85 to 87.

1 Investments in joint ventures are represented by:

	2002 £m	2001 £m	2000 £m
Share of aggregate assets:			
Fixed	**710**	856	710
Current	**450**	485	407
Share of aggregate liabilities:[2]			
Due within one year	**(391)**	(431)	(437)
Due after one year	**(580)**	(713)	(506)
Goodwill	**6**	7	—
	195	204	174

	2002 £m	2001 £m	2000 £m
2 Includes borrowings of	**(616)**	(781)	(602)

12. Investments – other

	Unlisted investments at cost £m	Own shares held under trust[1] £m	Total £m
At December 31, 2000	23	10	33
Additions less amortisation	1	(4)	(3)
At December 31, 2001	24	6	30
Additions	44	—	44
Amortisation and utilisation	—	(3)	(3)
At December 31, 2002	**68**	**3**	**71**

1 Ordinary shares in the Company are held in two trusts:

i) As part of the long-term incentive plan (LTIP), the Rolls-Royce 1999 executive share option plan and other employee share schemes. The shares held by this independently managed trust were purchased on the open market.

		£m
March 26, 1999	114,466 at £2.54 per share	0.3
June 30, 1999	1,475,000 at £2.73 per share	4.0

At December 31, 2002, these shares had a market value of £1.7m. In accordance with UITF 17 'Employee share schemes', the Company is required to amortise the cost of likely awards over each separate performance measurement period and to include this charge as part of the cost of 'wages and salaries'.

The UITF is a committee of the Accounting Standards Board.

ii) In respect of a Qualifying Employee Share Trust (QUEST), which provides employees with shares under Inland Revenue approved Save As You Earn (SAYE) share schemes.

In accordance with UITF 17, no amortisation charge has been made. At December 31, 2002, a total of 401,283 of these shares had still not been allocated to option holders, their market value being £0.4m. These outstanding allocations are expected to occur in 2003.

Both trusts have waived dividends and voting rights, and their costs of administration have been charged to the Company's profit and loss account.

13. Stocks

	2002 £m	2001 £m	2000 £m
Raw materials	**187**	218	258
Work in progress	**385**	334	354
Long-term contracts work in progress	**105**	96	119
Finished goods	**755**	815	674
Payments on account	**27**	35	33
	1,459	1,498	1,438
Progress payments received against:			
Long-term contracts work in progress	**(122)**	(27)	(97)
Other stocks[1]	**(179)**	(249)	(162)
	1,158	1,222	1,179

1 Includes payments received from joint ventures **(18)** (23) (5)

14. Debtors – amounts falling due within one year

	2002	2001	2000
	£m	£m	£m
Trade debtors	**941**	991	919
Amounts recoverable on contracts	**61**	74	94
Amounts owed by joint ventures	**172**	195	156
Corporate taxation	**2**	5	11
Deferred tax assets (note 22)	**21**	15	—
Other debtors	**115**	182	201
Prepayments and accrued income	**175**	178	210
	1,487	1,640	1,591

15. Debtors – amounts falling due after one year

	2002	2001	2000
	£m	£m	£m
Trade debtors	**41**	48	18
Amounts recoverable on contracts	**450**	274	97
Amounts owed by joint ventures	**43**	68	57
Corporate taxation	**—**	—	26
Deferred tax assets (note 22)	**84**	82	108
Other debtors	**56**	40	49
Prepayments and accrued income	**48**	117	78
Prepaid pension contributions	**204**	181	157
	926	810	590

16. Short-term deposits and investments

	2002	2001	2000
	£m	£m	£m
Short-term deposits	**44**	262	106
Investments – government securities and corporate bonds	**40**	39	36
	84	301	142

17. Borrowings – amounts falling due within one year

	2002 £m	2001 £m	2000 £m
Overdrafts	13	56	103
Bank loans	44	187	103
Other loans	4	11	57
Obligations under finance leases	14	22	9
7⅛% Notes 2003[1]	200	—	—
	275	276	272

1 The Group has borrowed US$300m through a subsidiary, Rolls-Royce Capital Inc., in order to provide a loan for general Group purposes. This has been translated into sterling after taking account of future contracts. These notes are the subject of an interest rate swap agreements under which counterparties have undertaken to pay amounts at fixed rates of interest in consideration for amounts payable by the Group at variable rates of interest.

18. Other creditors – amounts falling due within one year

	2002 £m	2001 £m	2000 £m
Payments received on account[1]	263	234	257
Trade creditors	475	587	584
Amounts owed to joint ventures	105	161	118
Corporate taxation	198	211	187
Other taxation and social security	51	60	63
Other creditors	600	631	526
Accruals and deferred income	902	704	698
Interim dividend since paid	51	51	47
Final proposed dividend	82	81	79
	2,727	2,720	2,559

1 Includes payments received from joint ventures	60	44	70

19. Borrowings – amounts falling due after one year

	2002	2001	2000
	£m	£m	£m
Unsecured			
Bank loans	**213**	87	23
7⅛% Notes 2003 (see note 17)	**—**	200	199
4½% Notes 2005[1]	**177**	177	177
6⅜% Notes 2007[1]	**310**	310	310
7⅜% Notes 2016	**200**	200	200
Other loan 2009 (interest rate nil)	**4**	4	4
Secured			
Bank loans	**14**	13	13
Obligations under finance leases payable:[2]			
Between one and two years	**7**	10	23
Between two and five years	**70**	50	33
After five years	**—**	10	37
Zero-coupon bonds 2005/2007 (including 9.0% interest accretion)[3]	**43**	43	39
	1,038	1,104	1,058
Repayable			
Between one and two years – by instalments	**92**	10	26
– otherwise	**59**	201	—
Between two and five years – by instalments	**121**	84	37
– otherwise	**546**	247	378
After five years – by instalments	**20**	19	68
– otherwise	**200**	543	549
	1,038	1,104	1,058

1 The Company has borrowed €756m in order to provide a loan for general Group purposes. These notes are the subject of currency swap agreements under which counterparties have undertaken to pay amounts at fixed rates of interest and exchange in consideration for amounts payable by the Company at variable rates of interest and at fixed exchange rates.

2 Obligations under finance leases are secured by related leased assets.

3 Secured on aircraft financed by joint arrangements.

20. Other creditors – amounts falling due after one year

	2002 £m	2001 £m	2000 £m
Payments received on account [1]	175	109	66
Amounts owed to joint ventures	20	24	—
Corporate taxation	2	—	—
Other creditors	78	43	57
Accruals and deferred income	175	112	83
	450	288	206

	2002	2001	2000
1 Includes payments received from joint ventures	35	26	—

21. Provisions for liabilities and charges

	At January 1, 2001 £m	Exchange adjustments £m	ACT movement £m	Unused amounts reversed £m	Charged to profit and loss account £m	Utilised £m	At December 31, 2001 £m
Post-employment, pensions and other post-retirement benefits	130	2	—	—	28	(3)	157
Deferred taxation	168	1	(33)	(7)	20	—	149
Warranty/guarantees	187	(1)	—	(6)	63	(46)	197
Contract loss	115	—	—	(2)	54	(79)	88
Customer financing	35	—	—	—	57	(10)	82
Insurance	22	—	—	—	—	(1)	21
Restructuring and rationalisation	30	—	—	—	146	(26)	150
Other	33	—	—	(2)	18	(11)	38
	720	2	(33)	(17)	386	(176)	882

	At January 1, 2002 £m	Exchange adjustments £m	Acquisition/ disposal of businesses £m	Unused amounts reversed £m	Charged to profit and loss account £m	Utilised £m	At December 31, 2002 £m
Post-employment, pensions and other post-retirement benefits	157	(14)	—	—	29	(14)	158
Deferred taxation	149	2	9	(8)	27	—	179
Warranty/guarantees	197	2	(6)	(12)	70	(69)	182
Contract loss	88	1	—	(4)	35	(36)	84
Customer financing	82	—	—	—	31	(49)	64
Insurance	21	—	—	—	3	(1)	23
Restructuring and rationalisation	150	—	—	(4)	16	(108)	54
Other	38	(1)	—	(5)	18	(22)	28
	882	(10)	3	(33)	229	(299)	772

22. Deferred taxation

	£m
At December 31, 2000	(60)
Amount charged to profit and loss account	(29)
Exchange movements	2
Transfers	35
At December 31, 2001	(52)
Amount charged to profit and loss account	(6)
On acquisition of businesses	(9)
Exchange movements	(6)
Transfers	(1)
At December 31, 2002	**(74)**

There are other deferred tax assets totalling £35m (2001 £27m, 2000 £22m) that have not been recognised on the basis that their future economic benefit is uncertain.

The undistributed profits of overseas subsidiary undertakings and joint ventures may be liable to overseas taxes and/or United Kingdom tax (after allowing for double tax relief) if remitted as dividends to the UK. No deferred tax has been provided as there are currently no commitments to pay such dividends.

The analysis of the deferred tax position is as follows:

	2002 £m	2001 £m	2000 £m
Fixed asset timing differences	**(130)**	(110)	(134)
Other timing differences	—	4	53
Advance corporation tax	**56**	54	21
	(74)	(52)	(60)
Included in:			
Provisions	**(179)**	(149)	(168)
Debtors	**105**	97	108
	(74)	(52)	(60)

The above figures exclude taxation payable on capital gains which might arise from the sale of fixed assets at the values at which they are stated in the Group's balance sheet.

23. Financial instruments

Details of the Group's policies on the use of financial instruments are given in note 1. The following disclosures provide additional information regarding the effect of these instruments on the financial assets and liabilities of the Group, excluding short-term debtors and creditors where permitted by FRS 13.

Funding and interest rates

	Sterling £m	US Dollar £m	Euro £m	Other £m	2002 Total £m
Financial assets					
Cash at bank and in hand[1]	180	292	83	79	634
Short-term deposits[2]	15	3	—	26	44
Government securities and corporate bonds[3]	39	1	—	—	40
Unlisted fixed asset investments[4]	46	12	2	8	68
Debtors – amounts falling due after one year[4]	65	39	—	20	124
	345	347	85	133	910
Financial liabilities[5]					
Floating-rate borrowings[6]	(96)	(53)	(9)	(1)	(159)
Fixed-rate borrowings	(833)	(151)	—	(166)	(1,150)
Borrowings on which no interest is paid[7]	—	—	—	(4)	(4)
Other creditors – amounts falling due after one year[4]	(1)	(85)	—	(2)	(88)
Provisions[4]	—	—	—	—	—
	(930)	(289)	(9)	(173)	(1,401)

	Sterling £m	US Dollar £m	Euro £m	Other £m	2001 Total £m
Financial assets					
Cash at bank and in hand[1]	39	419	55	65	578
Short-term deposits[2]	223	28	—	11	262
Government securities and corporate bonds[3]	38	1	—	—	39
Unlisted fixed asset investments[4]	—	13	1	10	24
Debtors – amounts falling due after one year[4]	86	10	17	20	133
	386	471	73	106	1,036
Financial liabilities[5]					
Floating-rate borrowings[6]	(164)	(87)	(10)	(183)	(444)
Fixed-rate borrowings	(820)	(83)	—	(29)	(932)
Borrowings on which no interest is paid[7]	—	—	—	(4)	(4)
Other creditors – amounts falling due after one year[4]	(37)	(27)	—	(3)	(67)
Provisions[4]	—	(6)	—	—	(6)
	(1,021)	(203)	(10)	(219)	(1,453)

	Sterling £m	US Dollar £m	Euro £m	Other £m	2000 Total £m
Financial assets					
Cash at bank and in hand[1]	474	14	6	4	498
Short-term deposits[2]	10	32	10	54	106
Government securities and corporate bonds[3]	34	2	—	—	36
Unlisted fixed asset investments[4]	—	13	—	10	23
Debtors – amounts falling due after one year[4]	60	26	23	15	124
	578	87	39	83	787
Financial liabilities[5]					
Floating-rate borrowings[6]	—	(15)	(59)	(164)	(238)
Fixed-rate borrowings	(976)	(83)	—	(29)	(1,088)
Borrowings on which no interest is paid[7]	—	—	—	(4)	(4)
Other creditors – amounts falling due after one year[4]	(50)	(1)	—	(6)	(57)
Provisions[4]	(11)	—	—	(3)	(14)
	(1,037)	(99)	(59)	(206)	(1,401)

23. **Financial instruments** (continued)

Notes

1. Cash at bank and in hand comprises bank balances and deposits placed on money markets overnight.
2. The short-term deposits are deposits placed on money markets for periods ranging from two nights up to one month.
3. The interest on the securities and bonds are at fixed rates. The weighted average interest rate on the sterling securities is 5.1% (2001 6.4%, 2000 6.7%) and the weighted average interest rate on the US Dollar securities is 5.0% (2001 5.0%, 2000 9.0%). The weighted average time for these securities is 2.3 years (2001 2.6 years, 2000 2.5 years).
4. These amounts do not incur or accrue interest.
5. Financial liabilities are stated after taking into account the various interest rate and currency swaps entered into by the Group.
6. The floating-rate financial liabilities comprise bank borrowings bearing interest at rates fixed in advance for periods ranging from one to six months based on the applicable LIBOR rate.
7. The weighted average period for borrowings on which no interest is paid is seven years (2001 eight years, 2000 nine years).

The analysis of fixed-rate borrowings is as follows:

		2002			2001			2000	
	Total £m	**Weighted average interest rate at which fixed %**	**Weighted average period for which rate is fixed Months**	Total £m	Weighted average interest rate at which fixed %	Weighted average period for which rate is fixed Months	Total £m	Weighted average interest rate at which fixed %	Weighted average period for which rate is fixed Months
Currency									
Sterling	**833**	**7.3**	**14**	820	6.4	15	976	6.2	23
US Dollar	**151**	**7.0**	**56**	83	7.1	47	83	7.1	59
Other	**166**	**5.2**	**32**	29	5.4	60	29	5.4	72

The maturity profile of the Group's financial liabilities is as follows:

	2002 £m	2001 £m	2000 £m
In one year or less, or on demand	**275**	276	286
In more than one year but not more than two years	**194**	250	57
In more than two years but not more than five years	**712**	365	441
In more than five years	**220**	562	617
	1,401	1,453	1,401

Borrowing facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at December 31, 2002 were as follows:

	2002 £m	2001 £m	2000 £m
Expiring within one year	**64**	399	15
Expiring in one to two years	**500**	75	238
Expiring thereafter	**825**	500	790
	1,389	974	1,043

23. Financial instruments (continued)

Exchange risk management

The table below shows the Group's currency exposures at December 31, 2002 on currency transactions that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the net monetary assets and liabilities of the Group at December 31, 2002 that are not denominated in the functional currency of the operating company involved. The exposures are stated after taking into account the effects of currency swaps and forward foreign exchange contracts.

	2002 Net foreign currency monetary assets/(liabilities)				2001 Net foreign currency monetary assets/(liabilities)				2000 Net foreign currency monetary assets/(liabilities)			
Functional currency of Group operation	Sterling £m	US Dollar £m	Euro £m	Other £m	Sterling £m	US Dollar £m	Euro £m	Other £m	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling	—	(3)	(1)	2	—	(1)	—	1	—	7	(8)	2
US Dollar	1	—	—	(1)	—	—	—	—	—	—	—	—
Euro	1	1	—	—	—	—	—	1	—	1	—	1
Other	2	1	—	—	2	1	3	(1)	(2)	—	3	6

Fair values of financial assets and financial liabilities

The estimated fair value of the Group's financial instruments are summarised below:

	2002		2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m	Book value £m	Fair value £m
Unlisted fixed asset investments	68	68	24	24	23	23
Cash at bank and in hand	634	634	578	578	498	498
Short-term deposits and investments	84	87	301	301	142	140
Short-term debt	(275)	(281)	(276)	(274)	(272)	(273)
Long-term debt	(1,038)	(1,170)	(1,104)	(1,133)	(1,058)	(1,121)
Other creditors – amounts falling due after one year	(88)	(85)	(67)	(64)	(57)	(54)
Debtors – amounts falling due after one year	124	119	133	127	124	117
Provisions	—	—	(6)	(6)	(14)	(14)
Derivatives used to hedge the interest, currency and commodity exposure of the business:						
Jet fuel swaps	—	2	—	(6)	—	4
Interest rate swaps	(24)	(58)	(40)	(97)	(17)	(55)
Currency options	—	(1)	—	(3)	—	(5)
Forward foreign currency contracts	—	151	(4)	(550)	(20)	(273)
Forward purchase of shares to meet share option commitments	—	(59)	—	(21)	—	(1)

Where available, market values have been used to determine current values. Where market values are not available, fair values have been calculated by discounting expected future cash flows at prevailing interest and exchange rates.

Cash at bank and in hand, short-term deposits and short-term borrowings:

The book value approximates to fair value either due to the short-term maturity of the instruments or because the interest rate of investments is reset after periods not greater than six months.

Derivatives:

The fair value of derivatives is the estimated amount, based on current market rates, which the Group would expect to pay or receive were it to terminate the derivatives at the balance sheet date.

23. **Financial instruments** continued

Hedges of future transactions

The Group's policy is to hedge the following exposures:

Interest rate risk – using interest swaps

Currency exposures on future forecast sales – using forward foreign currency contracts, currency swaps and currency options

Commodity price risk – using jet fuel swaps

Gains and losses on instruments used for hedging are as outlined in the accounting policies in note 1.

Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	2002			2001			2000		
	Gains £m	**(Losses) £m**	**Total net gains/ (losses) £m**	Gains £m	(Losses) £m	Total net gains/ (losses) £m	Gains £m	(Losses) £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at January 1	**78**	**(711)**	**(633)**	96	(389)	(293)	64	(20)	44
Gains and losses arising in previous year that were recognised in 2002	**(46)**	**209**	**163**	(44)	90	46	(27)	2	(25)
Gains and losses arising in previous year that were not recognised in 2002	**32**	**(502)**	**(470)**	52	(299)	(247)	37	(18)	19
Gains and losses arising in 2002 that were not recognised in 2002	**358**	**171**	**529**	26	(412)	(386)	59	(371)	(312)
Unrecognised gains and losses on hedges at December 31 of which:	**390**	**(331)**	**59**	78	(711)	(633)	96	(389)	(293)
Gains and losses expected to be recognised in 2002	**163**	**(143)**	**20**	33	(227)	(194)	54	(116)	(62)
Gains and losses expected to be recognised thereafter	**227**	**(188)**	**39**	45	(484)	(439)	42	(273)	(231)

24. Share capital

	Non-equity special share of £1	**Equity ordinary shares of 20p each**	**Nominal value £m**
Authorised			
At December 31, 2002, 2001 and 2000	1	2,000,000,000	400
Issued and fully paid			
At December 31, 2000	1	1,569,258,078	314
Exercise of share options	—	10,100,220	2
In lieu of paying dividends in cash	—	21,785,415	4
At December 31, 2001	1	1,601,143,713	320
Exercise of share options	—	659,267	—
In lieu of paying dividends in cash	—	15,193,090	3
At December 31, 2002	**1**	**1,616,996,070**	**323**

Certain special rights, set out in the Company's Articles of Association, attach to the special rights redeemable preference share (Special Share) issued to HM Government. Subject to the provisions of the Companies Act 1985, the Special Share may be redeemed by the Treasury Solicitor at par at any time. The Special Share confers no rights to dividends or to vote at general meetings but in the event of a winding-up it shall be repaid at its nominal value in priority to any other shares.

24. Share capital continued

At December 31, 2002, the following ordinary shares were subject to options:

	Date of grant	Number	Exercise price	Exercisable dates
Executive share option scheme	1995	1,342,250	176p	2003-2005
	1996	75,600	238p	2003-2006
Executive share option plan	1999	1,252,095	269p	2003-2009
	1999	254,896	216p	2003-2009
	2000	6,467,373	194p	2003-2010
	2000	1,955,501	194p	2003-2010
	2000	36,808	163p	2003-2010
	2000	171,015	163p	2003-2010
	2000	11,731	170p	2003-2010
	2001	1,067,561	216p	2004-2011
	2001	10,142,944	216p	2004-2011
	2001	17,171,364	216p	2004-2011
	2001	41,283	218p	2004-2011
	2001	326,581	218p	2004-2011
	2002	15,360,077	188p	2005-2012
	2002	707,119	188p	2005-2012
	2002	581,312	216p	2005-2012
Sharesave schemes......................................	1995	3,278,704	150p	2003
	1997	8,747,945	205p	2003/2005
	*1998	130,465	107p	2004
	1999	8,632,782	194p	2003/2005/2007
	2001	40,739,085	108p	2005/2007/2009

Under the terms of the executive share option scheme and the executive share option plan, options granted to 529 directors and senior executives were outstanding at December 31, 2002.

Under the terms of the sharesave schemes, the Board may grant options to purchase ordinary shares in the Company each year to those employees who enter into an Inland Revenue approved Save As You Earn (SAYE) contract for a period of either three, five or seven years.

Employees in 28 countries participate in sharesave schemes through arrangements broadly comparable to the UK scheme.

* Relates to options granted under the Vickers plc sharesave schemes which, following the acquisition of Vickers plc, were exchanged in accordance with Inland Revenue Rules for options over Rolls-Royce plc ordinary shares.

25. Reserves

	Non distributable			
	Share premium £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m
At December 31, 2000	623	108	182	813
Exchange adjustments	—	—	—	(11)
Scrip dividend adjustment	—	—	—	42
Ordinary shares issued relating to scrip dividend	(4)	—	—	—
Write-back of purchased goodwill relating to disposals	—	—	7	—
Arising on share issues (net of expenses)	14	—	—	—
Relating to Qualifying Employee Share Trust	3	—	—	(3)
Transfers between reserves	—	(5)	—	5
Retained loss for the year	—	—	—	(26)
At December 31, 2001	636	103	189	820
Exchange adjustments	—	—	—	15
Scrip dividend adjustment	—	—	—	23
Ordinary shares issued relating to scrip dividend	(3)	—	—	—
Write-back of purchased goodwill relating to disposals	—	—	8	—
Arising on share issues (net of expenses)	1	—	—	—
Transfers between reserves	—	(3)	(2)	5
Retained loss for the year	—	—	—	(80)
At December 31, 2002	**634**	**100**	**195**	**783**

The cumulative amount of goodwill, arising on the acquisition of undertakings still in the Group at December 31, 2002, written off against other reserves amounts to £372m (2001 £380m, 2000 £387m). The continuance of this basis, in respect of pre-1998 acquisitions, is permitted under the transitional arrangements of FRS 10.

The undistributed profits of overseas subsidiary undertakings and joint ventures may be liable to overseas taxes and/or United Kingdom tax (after allowing for double tax relief) if remitted as dividends to the UK. No deferred tax has been provided as there are currently no commitments to pay such dividends.

26. Operating lease annual commitments

	2002 £m	2001 £m	2000 £m
Leases of land and buildings which expire:			
Within one year	**2**	2	2
Between one and five years	**5**	6	5
After five years	**6**	6	6
Other leases which expire:			
Within one year	**1**	2	2
Between one and five years	**11**	12	12
After five years	**52**	52	42

27. Contingent liabilities

In connection with the sale of its products, on some occasions the Group enters into significant long-term contingent obligations. These can involve, inter alia, guaranteeing financing for customers, guaranteeing a proportion of the values of both engine and airframe, entering into leasing transactions, commitments to purchase aircraft and in certain circumstances could involve the Group assuming certain of its customers' entitlements and related borrowing or cash flow obligations until the value of the security can be realised.

The directors regard the possibility that there will be any significant loss arising from these contingencies, which cover a number of customers over a long period of time, as remote. In determining this, and the values above, the directors have taken account of advice, principally from Airclaims Limited, professional aircraft appraisers, who base their calculations on a current and future fair market value basis assuming an arms-length transaction between a willing seller and a willing buyer.

At December 31, 2002, the total gross contingent liabilities relating to financing arrangements on all delivered aircraft less insurance arrangements and relevant provisions amounted to £1,093m (2001 £857m, 2000 £766m), of which £35m (2001 £78m, 2000 £101m) related to sales finance support to joint ventures. Taking into account the net realisable value of the relevant security, the net contingent liabilities in respect of financing arrangements on all delivered aircraft amounted to £186m (2001 £206m, 2000 £184m). Sensitivity calculations are complex, but, for example, if the value of the relevant security was reduced by 20%, a net contingent liability of approximately £251m (2001 £283m, 2000 £347m) would result. There are also net contingent liabilities in respect of undelivered aircraft but it is not considered practicable to estimate these as deliveries can be many years in the future and the related financing will only be put in place at the appropriate time.

Contingent liabilities exist in respect of guarantees provided by the Group in the ordinary course of business for product delivery, performance and reliability. The Group has, in the normal course of business, entered into arrangements in respect of export finance, performance bonds, countertrade obligations and minor miscellaneous items. Various Group undertakings are parties to legal actions and claims which arise in the ordinary course of business, some of which are for substantial amounts. As a consequence of the insolvency of an insurer as previously reported, the Group is no longer fully insured against known and potential claims from employees who worked for certain of the Group's UK based businesses for a period prior to the acquisition of those businesses by the Group. While the outcome of some of these matters cannot precisely be foreseen, the directors do not expect any of these arrangements, legal actions or claims, after allowing for provisions already made, to result in significant loss to the Group.

In addition to the guarantees referred to in note 19, there were other guarantees in respect of joint ventures £17m (2001 £51m, 2000 £14m).

28. Related party transactions

Joint ventures

In the course of normal operations, the Group has contracted on an arms-length basis with joint ventures. The aggregated transactions which are considered to be material and which have not been disclosed elsewhere in the financial statements are summarised below:

	2002	2001	2000
	£m	£m	£m
Other income	**20**	16	16
Purchases of goods and services from joint ventures	**(482)**	(333)	(233)

29. Post-retirement benefits

Pensions

The Group's pension schemes are mainly of the defined benefit type and the assets of the schemes are held in separate trustee administered funds.

The pension cost relating to the UK schemes is assessed in accordance with SSAP 24 'Accounting for Pension Costs', based on the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuations of the principal schemes were as at March 31, 2001 (for the Vickers Group Pension Scheme), April 5, 2001 (for the Rolls-Royce Group Pension Scheme), and March 31, 2000 (for The Rolls-Royce Pension Fund). The principal assumptions used were that in the long term the average returns on investments would be between 2.0% and 2.25% per annum higher than the average increase in pay and between 3.5% and 4.0% per annum higher than the average increase in pensions. Assets were valued on a market related basis.

The pension cost relating to overseas schemes is calculated in accordance with local best practice and regulations.

The total pension cost for the Group was £64m (2001 £72m, 2000 £70m) of which £21m (2001 £17m, 2000 £12m) relates to overseas schemes.

The aggregate of the market values of the UK schemes at the dates of the latest actuarial valuations was £4,933m. The actuarial value of the assets of the principal schemes represented respectively 100% (for The Rolls-Royce Pension Fund), 129% (for the Vickers Group Pension Scheme) and 126% (for the Rolls-Royce Group Pension Scheme) of the value of the projected accrued liabilities.

The difference between the value of the assets and the value of the projected accrued liabilities (after allowing for expected future increases in earnings and discretionary pension increases) is being amortised over periods of between 8.5 and 13 years, being the average expected remaining service lives of the pensionable employees.

Prepayments of £204m (2001 £181m, 2000 £157m) are included in debtors and accruals of £30m (2001 £33m, 2000 £24m) are included in provisions for liabilities and charges, being the differences between the accumulated amounts paid into the pension funds and the accumulated pension costs.

Post-retirement benefits other than pensions

In the USA, and to a lesser extent in some other countries, the Group's employment practices include the provision of healthcare and life insurance benefits for retired employees. In the USA, 330 retired employees currently benefit from these provisions and it is estimated that 4,900 current employees will be eligible on retirement.

The cost of post-retirement benefits other than pensions for the Group was £19m (2001 £17m, 2000 £14m). Provisions for the benefit obligations at December 31, 2002 amounted to £120m (2001 £118m, 2000 £102m) and are included in provisions for liabilities and charges. There were no plan assets at either December 31, 2002, December 31, 2001 or December 31, 2000. The future costs of benefits are assessed in accordance with the advice of independent qualified actuaries and are based on a weighted average discount rate of 6.75% and a weighted average assumed healthcare costs trend rate of 10.0% grading down to 5.0% over eight years.

29. Post-retirement benefits continued

FRS 17 disclosures

The full implementation of FRS 17 'Retirement Benefits' has been deferred, however certain disclosures are required which are included below.

The valuations with respect to UK schemes have been based on the most recent actuarial valuation (as noted above) and updated by the scheme actuary to December 31, 2002 taking account of the requirements of FRS 17. For the material overseas defined benefit schemes the last formal actuarial valuations have been updated to December 31, 2002 by a qualified actuary taking account of the requirements of FRS 17.

The principal actuarial assumptions were as follows:

	2002		2001	
	UK schemes %	**Overseas schemes %**[1]	UK schemes %	Overseas schemes %[1]
Rate of increase in salaries	**3.8**	**2.9**	4.0	4.3
Rate of increase of pensions in payment and deferment	**2.3**	**0.4**	2.5	0.4
Discount rate	**5.5**	**6.6**	6.0	7.0
Inflation assumption	**2.3**	**2.9**	2.5	3.0

1 Weighted average percentage.

The assets in the principal schemes and the expected rates of return at December 31, 2002 were as follows:

	2002			
	UK schemes		**Overseas schemes**	
	Expected long-term rate of return %	**Market value £m**	**Expected long-term rate of return %**	**Market value £m**
Equities	**8.0**	**2,524**	**9.4**	**63**
Sovereign debt	**4.4**	**644**	**—**	**—**
Corporate bonds	**5.0**	**492**	**6.5**	**45**
Other	**5.9**	**144**	**6.5**	**9**
Total market value of assets	—	**3,804**	—	**117**
Present value of scheme liabilities	—	**(5,400)**	—	**(360)**
Deficit in the schemes	—	**(1,596)**	—	**(243)**[1]
Related deferred tax asset	—	**479**	—	**85**
Net pension liability	—	**(1,117)**	—	**(158)**

1 Provisions of £158m exist for overseas post-employment benefits and pensions (see note 21).

29. **Post-retirement benefits** continued

FRS 17 disclosures continued

	2001			
	UK schemes		Overseas schemes	
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m
Equities	8.4	3,118	10.0	70
Sovereign debt	5.0	665	—	—
Corporate bonds	6.0	496	7.0	49
Other	7.2	301	7.2	11
Total market value of assets	—	4,580	—	130
Present value of scheme liabilities	—	(4,986)	—	(304)
Deficit in the schemes	—	(406)	—	(174)[1]
Related deferred tax asset	—	122	—	61
Net pension liability	—	(284)	—	(113)

1 Provisions of £157m existed for overseas post-employment benefits and pensions (see note 21).

If FRS 17 had been recognised in the accounts, the effects would have been as follows:

Amounts charged to profit and loss account

	UK schemes £m	**Overseas schemes £m**
Operating profit		
Current service charge	**73**	**19**
Finance income		
Expected return on pension scheme assets	**(344)**	**(11)**
Interest on pension scheme liabilities	**294**	**22**
	(50)	**11**
Total charge	**23**	**30**

29. **Post-retirement benefits** continued

FRS 17 disclosures continued

Movement in scheme deficits during the year

	UK schemes £m	Overseas schemes £m
At January 1, 2002	(406)	(174)
Exchange adjustments	—	17
Current service cost	(73)	(19)
Contributions	67	21
Finance income	50	(11)
Actuarial loss	(1,234)	(77)
At December 31, 2002	(1,596)	(243)

History of experience gains and losses and amount recognised in statement of total recognised gains and losses

	UK schemes £m	Overseas schemes £m
Difference between the expected and actual return on scheme assets		
Amount	(950)	(28)
Percentage of scheme costs	(25%)	(24%)
Experience gains and losses on scheme liabilities		
Amount	110	(26)
Percentage of the present value of scheme liabilities	2%	(7%)
Effect of changes in assumptions underlying the present value of scheme liabilities		
Amount	(394)	(23)
Percentage of the present value of scheme liabilities	(7%)	(7%)
Exchange adjustments	—	17
Total amount recognised in the statement of total recognised gains and losses		
Amount	(1,234)	(60)
Percentage of the present value of scheme liabilities	(23%)	(17%)

Net assets

If the above net pensions liability had been recognised in the financial statements, the net assets and profit and loss reserve would be as follows:

	2002 £m	2001 £m
Net assets per balance sheet	2,037	2,070
Net pension liability	(1,275)	(397)
Pension prepayment[1]	(143)	(127)
Provisions for pensions and other post retirement benefits[2]	101	102
Total FRS 17 pension adjustment	(1,317)	(422)
Net assets under FRS 17	720	1,648

1 Pension prepayment currently recorded: Group £204m (2001 £181m) less related deferred tax liability of £61m (2001 £54m).

2 Provisions currently recorded £158m (2001 £157m) less related deferred tax asset of £57m (2001 £55m).

29. **Post-retirement benefits** continued

Profit and loss reserve

	2002 £m	2001 £m
Profit and loss reserve	**783**	820
Total FRS 17 pension adjustment	**(1,317)**	(422)
Profit and loss reserve under FRS 17	**(534)**	398

30. **Acquisition of businesses**

During 2002 the Group acquired interests in a number of small businesses as summarised below:

	Total £m
Tangible fixed assets	94
Stocks	4
Debtors	12
Creditors	(15)
Provisions for liabilities and charges	(9)
Net assets	86
Less borrowings on acquired businesses	(52)
	34
Goodwill arising	6
	40
Less transfer from joint ventures	(20)
	20
Deferred consideration from previous years	8
Net cash outflow per cash flow statement	28

31. Disposal or termination of businesses

The Group disposed of or terminated its interests in several businesses, as summarised below:

	2002 £m	2001 £m	2000 £m
Tangible fixed assets	12	7	39
Investments	—	—	1
Stocks	11	9	35
Debtors	18	3	54
Creditors	(23)	(5)	(44)
Provisions for liabilities and charges	(6)	—	(1)
	12	14	84
Minority interests	—	—	(11)
Transfer to joint ventures	—	—	(4)
Net assets	12	14	69
Related goodwill	11	17	59
Loss on sale or termination of businesses	(22)	(11)	(78)
Disposal proceeds less costs	1	20	50
Net payments deferred at December 31	9	79	(79)
Accrued costs	4	3	24
Net cash inflow/(outflow) – Group cash flow statement	14	102	(5)

PART 3B. PROFIT FORECAST

In a press release dated 22 August 2002, Rolls-Royce stated that:

> "The operational performance of our business has been consistent with the market outlook first published by the company in October 2001 and positions the company for profit growth in 2003 compared to 2002. However, the final outcome in 2003 will be influenced by any increase that might be required in pension fund contributions."

In a press release dated 4 March 2003, Rolls-Royce stated that:

> "Against a background of challenging market conditions we have delivered profit and cash flow in line with the guidance provided on October 19 2001. With the help of our workforce we have successfully implemented the restructuring programme announced at that time and have achieved a strong operational performance with significant improvements in working capital management.
>
> This performance, together with our record year-end order book and growing aftermarket revenues, confirms our business model and our ability to manage uncertainty and deliver shareholder value.
>
> We are consulting with our employees with the objective of limiting the financial impact of the current pension fund deficit within the guidance we provided last August. Subject to the continuing uncertainty caused over Iraq, we are reiterating our guidance for profit growth in 2003, with positive cash flow."

These statements form the Rolls-Royce Profit Forecast, as referred to in paragraph 4 of Part 2 on page 11 of this document, and were made in relation to the results of Rolls-Royce for the year ending 31 December 2003, in the absence of unforeseen circumstances and on the basis of preparation and assumptions set out below.

Basis of Preparation

The Rolls-Royce Profit Forecast set out above and in paragraph 4 of Part 2 on page 11 of this document was based upon management projections, taking into account the unaudited results for the six months ended 30th June 2002 and the audited accounts for the year ended 31st December 2002. The Rolls-Royce Profit Forecast as included in Rolls-Royce's interim statement released on 22 August 2002 and in Rolls-Royce's preliminary statement released on 4 March 2003 was made on the basis of underlying profit before taxation, that is profit before tax and excluding exceptional and non-trading items, and has been reported on as such.

Assumptions

The Rolls-Royce Profit Forecast was prepared using the accounting policies as disclosed in note 1 to the financial information on Rolls-Royce, set out in Part 3A of this document.

The assumptions on which the Rolls-Royce Profit Forecast was made and which the directors of Rolls-Royce Group plc in office at the date of this document consider to be reasonable in all the circumstances, are set out below:

1. Assumptions relating to factors outside the influence or control of Rolls-Royce:

(a) there will be no material changes in the bases or rate of taxation or in interest rates in the countries in which Rolls-Royce has operations,

(b) there will be no material change in regulations affecting Rolls-Royce

(c) there will be no material change in economic conditions or exchange rates;

(d) there will be no material change in competitive conditions in the industries in which Rolls-Royce operates;

(e) there will be no material industrial disputes or other interruptions to business adversely affecting Rolls-Royce, its suppliers or customers;

(f) there will be no materially adverse legal rulings;

(g) there will be no material adverse change in pension fund contributions beyond the guidance given in August 2002 that the additional charge to the profit and loss account in 2003 could be around £35 million in relation to the Rolls-Royce Pension Fund. This charge will be derived from the tri-annual independent actuarial valuation, which commenced in March 2003. While the Company intends to continue to provide a defined benefit scheme, it has commenced consultations with employees over a number of other mitigating actions in connection with the provision of pension benefits.

2. Key assumptions relating to factors over which Rolls-Royce has some degree of control for the remaining period of the forecast period:

(a) there will be no material agreements or contracts entered into which are outside the normal course of business;

(b) there will be no material changes in accounting policies.

Given the subjective judgements and inherent uncertainties of forecasts and because events and circumstances frequently do not occur as expected, there can be no assurance that the projections contained in the Rolls-Royce Profit Forecast will be realised, and actual results may differ materially from those forecast. Under no circumstances should the inclusion of the Rolls-Royce Profit Forecast in this document be regarded as a representation, warranty or prediction that any particular result will be achieved.

NM ROTHSCHILD

Private and Confidential

11 April 2003

The Directors
Rolls-Royce Group plc
65, Buckingham Gate
London SW1E 6AT
United Kingdom

Dear Sirs

We refer to the profit forecast (the "Profit Forecast") for Rolls-Royce Group plc ("Rolls-Royce Group") for the year ending 31 December 2003 set out in section 4 in Part 2 and in Part 3B of the listing particulars dated 11 April 2003 issued by Rolls-Royce Group (the "Listing Particulars"). We have discussed the Profit Forecast, together with the bases upon which it is made, with the directors of Rolls-Royce Group and with KPMG Audit Plc. We have also considered the letter dated 11 April 2003 addressed to yourselves and ourselves from KPMG Audit Plc, regarding the accounting policies and calculations underlying the Profit Forecast.

The Profit Forecast is based on the assumptions set out in Part 3B of the Listing Particulars.

This letter is provided to you solely in connection with paragraph 2.19 of the listing rules of the UK Listing Authority and for no other purpose. We accept no responsibility in respect of this letter other than to you, in your capacity as directors of Rolls-Royce Group.

On the basis of the foregoing, we are satisfied that the Profit Forecast, for which you, as directors, are solely responsible, has been made after due and careful enquiry by Rolls-Royce Group plc.

Yours very truly
for and on behalf of
N M Rothschild & Sons Limited

Nigel Higgins

N M Rothschild & Sons Limited
New Court, St. Swithin's Lane
London EC4P 4DU, United Kingdom

Telephone +44 (0)20 7280 5000
Investment Banking Facsimile +44 (0)20 7280 5671
www.rothschild.com

Registered number 925279 England
Registered office as shown
Regulated by FSA



KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 8642
Fax +44 (0) 20 7311 8789
DX 38050 Blackfriars

The Directors
Rolls-Royce plc
65 Buckingham Gate
London SW1E 6AT
United Kingdom

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU
United Kingdom

11 April 2003

Dear Sirs

Rolls-Royce Group plc

We have reviewed the accounting policies and calculations for the profit forecast of underlying profit before taxation excluding exceptional and non-trading items ('the forecast') of Rolls-Royce Group plc ('the Company') and its subsidiary undertakings (together 'the Group') (on the assumption that the Scheme (as defined in the listing particulars dated 11 April 2003) becomes effective) for the year ending 31 December 2003, set out on pages 11 and 51 of the listing particulars dated 11 April 2003 (the "Listing Particulars"). The directors are solely responsible for the forecast.

We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom.

In our opinion the forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the directors set out on pages 51 and 52 of the Listing Particulars and is presented on a basis consistent with the accounting policies normally adopted by the Group.

The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion with respect to a forecast of attributable profit except in the context of minimum presentation guidelines with which the profit forecast presented herein does not comply. Consequently, under United States practice and standards, we are unable to express any opinion with respect to the profit forecast.

Yours faithfully

KPMG Audit Plc



PART 4. ACCOUNTANTS' REPORT ON ROLLS-ROYCE GROUP



KPMG Audit Plc
8 Salisbury Square
London
EC4Y 8BB
United Kingdom
Tel +44 (0) 20 7311 8642
Fax +44 (0) 20 7311 8789
DX 38050 Blackfriars

The Directors
Rolls-Royce Group plc
65 Buckingham Gate
London
SW1E 6AT
United Kingdom

N M Rothschild & Sons Limited
New Court
St Swithin's Lane
London
EC4P 4DU
United Kingdom

11 April 2003

Dear Sirs

Rolls-Royce Group plc

We report on the financial information set out below. This financial information has been prepared for inclusion in the Listing Particulars dated 11 April 2003 of Rolls-Royce Group plc ('the Company').

Basis of preparation

The financial information set out in paragraphs 1 and 2 is based on the financial statements of the Company for the period from incorporation to 31 March 2003 to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The directors of the Company are responsible for the contents of the listing particulars dated 11 April 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board of the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.



Opinion

In our opinion the financial information gives, for the purposes of the listing particulars, a true and fair view of the state of affairs of the Company as at 31 March 2003.

1. Balance sheet as at 31 March 2003

	Notes	£
Current assets		
Debtors		12,500
Cash		1
		12,501
Capital and reserves		
Called-up share capital	2.3	12,501
		12,501

2. Notes

2.1 The company was incorporated on 21 March 2003. No audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation. The Company had not commenced business at 31 March 2003 and accordingly no profit and loss account is presented.

2.2 Basis of preparation

The financial information has been drawn up in accordance with applicable UK accounting standards under the historical cost convention.

2.3 Share capital

The company was incorporated with an authorised share capital of £1,750,050,001, comprising 2,500,000,000 ordinary shares of 70 pence each, 50,000 redeemable preference shares of £1 each and the Special Share of £1. Of these, two ordinary shares of 70p each were allotted and fully paid on incorporation.

Certain special rights, set out in the Company's Articles of Association, attach to the special rights redeemable preference share (Special Share) to be issued to HM Government. Subject to the provisions of the Companies Act 1985, the Special Share may be redeemed by the Treasury Solicitor at par at any time. The special share confers no rights to dividends or to vote at general meetings but in the event of a winding up it shall be repaid at its nominal value in priority to any other shares.

By a special resolution of Rolls-Royce Group plc passed on 26 March 2003, all of the 50,000 redeemable preference shares were allotted and issued and were paid up as to one-quarter.

Yours faithfully

KPMG Audit Plc

PART 5. ADDITIONAL INFORMATION

1. Incorporation and activity of Rolls-Royce Group

(a) Rolls-Royce Group was incorporated and registered in England and Wales on 21 March 2003 under the Companies Act 1985 as a public company limited by shares and with registered number 4706930.

(b) The registered office of Rolls-Royce Group is 65 Buckingham Gate, London SW1E 6AT.

(c) Rolls-Royce Group has not traded since its incorporation.

(d) KPMG Audit Plc, whose address is 8 Salisbury Square, London EC4Y 8BB have been the only auditors of Rolls-Royce Group since its incorporation.

2. Share capital of Rolls-Royce Group

New Shares

(a) On incorporation, the authorised share capital of Rolls-Royce Group was £1,750,050,001 divided into 2,500,000,000 New Shares of 70 pence each, 50,000 redeemable preference shares of £1 each and the New Special Share of £1.

(b) By various special resolutions proposed and passed at an extraordinary general meeting of Rolls-Royce Group on 26 March 2003, it was resolved that:

(i) subject to and conditional upon the New Shares required to be issued by Rolls-Royce Group pursuant to the Scheme having been registered in the name of the persons entitled thereto, the share capital of Rolls-Royce Group be reduced by reducing the nominal value of each New Share to 20 pence;

(ii) the Section 80 amount (as defined in Article 10(d) of the Rolls-Royce Group Articles) is £73,800,698;

(iii) the Section 89 amount (as defined in Article 10(d) of the Rolls-Royce Group Articles) is £16,309,965;

(iv) Rolls-Royce Group be authorised for the period stated in the resolution to make market purchases of its ordinary shares subject to the maximum number of 163,099,650 and the minimum and maximum price which may be paid for each share as stated in the resolution; and

(v) the directors of Rolls-Royce Group be authorised to offer shareholders the right to receive shares instead of cash in respect of any dividend declared or paid during the period stated in the resolution.

(c) Save as disclosed in this paragraph 2, at the date of this document there has been no issue of share or loan capital of Rolls-Royce Group since its incorporation and no share or loan capital of Rolls-Royce Group is under option or agreed to be put under option.

(d) At the date of this document, Rolls-Royce Group has no subsidiaries and, accordingly there has been no material issue of share or loan capital by any subsidiary undertaking of Rolls-Royce Group for cash or other consideration.

(e) The New Shares will, when issued, be in registered form and the New Shares will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Shares.

(f) The New Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

(g) No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Rolls-Royce Group.

(h) Under the Scheme,

(i) Rolls-Royce Group will issue New Shares, credited as fully paid, to the Scheme Shareholders on the following basis:

for each Scheme Share **one New Share**

(ii) Scheme ADRs (each representing the right to receive five Ordinary Shares before the Effective Date) will not be cancelled but will each represent the right to receive five New Shares from the Effective Date.

(i) As part of the arrangements for the incorporation of Rolls-Royce Group, two ordinary shares were issued to the two directors of Rolls-Royce Group at the time of incorporation who were Andrew Shilston and Charles Blundell. In addition, 50,000 £1 redeemable preference shares have been issued to Shield Trust Limited. This is to ensure that Rolls-Royce Group meet certain company law requirements for its minimum issued share capital. Such requirements will be met once ordinary shares have been issued under the Scheme. Once the Scheme has become effective, therefore, the two ordinary subscriber shares will be gifted back to Rolls-Royce Group and cancelled and the 50,000 redeemable preference shares, which will be fully paid at the time of redemption, will be redeemed.

(j) Accordingly, the proposed authorised, issued and fully paid share capital of Rolls-Royce Group as it will be following the Effective Date, and before the Rolls-Royce Group Reduction of Capital comes into effect and the gift back and cancellation of the two ordinary subscriber shares and the redemption of the 50,000 redeemable preference shares referred to in paragraph 2(i), is as follows:

	Authorised		Issued and fully paid	
	Number	Nominal value	Number	Nominal value
New Shares	2,500,000,000	£1,750,000,000	1,630,996,510	£1,141,697,557
New Special Share	1	£1	1	£1
Redeemable preference shares	50,000	£50,000	50,000	£50,000

The table set out above assumes no issues of shares by Rolls-Royce or Rolls-Royce Group after 8 April 2003 (being the latest practicable date prior to the publication of this document) other than in connection with the Scheme.

(k) Rights attaching to the New Shares are summarised in paragraph 8 below.

New Special Share

Immediately after the Scheme becomes effective, the Special Share will be redeemed by the Special Shareholder for £1 and the Special Shareholder will subscribe for the New Special Share in Rolls-Royce Group.

Rights attaching to the New Special Share are summarised in paragraph 8 below.

3. Substantial shareholdings

Insofar as is known to Rolls-Royce Group, on 8 April 2003 (the latest practicable date prior to the publication of this document), the following persons will be, on the Scheme becoming effective, directly or indirectly, interested in three per cent. or more of the share capital of Rolls-Royce Group (on the basis of their disclosed existing holdings of Ordinary Shares as at 8 April 2003, the latest practicable date prior to the publication of this document):

Name of Shareholder	% of issued ordinary share capital
BMW AG	9.78
Franklin Resources, Inc.	14.16
Legal & General Investment Management Limited	3.01
Morgan Stanley Securities Limited	3.04

Rolls-Royce Group is not aware of any person who, following implementation of the Scheme, directly or indirectly, jointly or severally, exercises or could exercise control over Rolls-Royce Group.

4. Rolls-Royce Group Directors

General

Save as disclosed in this paragraph 4, none of the Directors of Rolls-Royce Group performs any activities outside the Group that are significant in respect to the Group.

No Director of Rolls-Royce Group has:

(a) any unspent convictions relating to indictable offences;

(b) been declared bankrupt or has put forward a proposal for any individual voluntary arrangements;

(c) been a director with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(d) been a partner of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership or been a partner of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(e) been the owner of, or a partner in a partnership which was the owner, of any asset which was subject to receivership at the time or within 12 months preceding such event; or

(f) been subject to any public criticism by any statutory or regulatory authorities (including designated professional bodies) or has been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

Biographies

The Directors of Rolls-Royce Group and their biographies are set out below:

Euan Baird MA, DSc *Non-executive Chairman*

Appointed to the Board of Rolls-Royce Group as non-executive Chairman on 26 March 2003. He was appointed to the board of Rolls-Royce in 2002 and was appointed non-executive Chairman of Rolls-Royce in February 2003. He is a director of Areva (France), Société Générale (France), and a non-executive director of Scottish Power plc (UK). He was formerly Chairman and Chief Executive Officer of Schlumberger Limited (France and USA), a director of Banque Paribas from May 1994 until October 1999 and a non-executive director of The BOC Group plc from July 1995 until January 1999. He is a member of the Advisory Committee of Banque de France and the Prime Minister's Council of Science and Technology. He is a trustee of the Carnegie Institution of Washington. Age 65.

Sir John Rose *Chief Executive*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1992. He joined Rolls-Royce in 1984 and was Managing Director – Aerospace Group from 1995 to 1996 when he was appointed Chief Executive of Rolls-Royce. He is a Fellow of the Royal Aeronautical Society and a Council Member of The Prince's Trust as Chairman of the Prince's Trust Business. Age 50.

Lord Moore of Lower Marsh PC, BSc *Non-executive Deputy Chairman and Senior Independent non-executive director*

Appointed to the Board of Rolls-Royce Group on 26 March 2003 and was appointed non-executive Deputy Chairman of Rolls-Royce Group on 10 April 2003. Appointed to the board of Rolls-Royce in 1994 and appointed Deputy Chairman of Rolls-Royce in 1996. He is European Chairman of Monitor Company Inc., a director of Marvin & Palmer Inc., and a member of the board of directors of Private Client Bank AG. He is a former President of the Energy Saving Trust. Age 65.

Peter J Byrom BSc, FCA *Non-executive director*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1997. He was a director of N M Rothschild & Sons Limited from 1977 to 1996. He is Chairman of Domino Printing Sciences plc and of Molins PLC, and a non-executive director of Wilson Bowden plc. He is a Fellow of the Royal Aeronautical Society. Age 58.

John P Cheffins BSc, Ing, FREng, FRAeS *Chief Operating Officer*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 2001. He joined Rolls-Royce in 1967, became President and Chief Executive Officer of Rolls-Royce Industries Canada Inc. in 1991, Director, Civil Engine Business in 1993, President – Civil Aerospace in 1998 and Chief Operating Officer in 2001. He is a Fellow of the Royal Academy of Engineering and of the Royal Aeronautical Society. He is a member of the Institution of Electrical Engineers, and of the Order of Engineers of Quebec. Age 55.

Colin H Green BSc, CEng, FREng, FIMechE, FRAeS *President – Defence Aerospace*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1996. He joined Rolls-Royce in 1968, became Director – Military Engines in 1989, Executive Vice President – Business Operations Allison Engine Company, Inc. in 1995, Managing Director – Aerospace Group in 1996, Director – Operations in 1998 and was appointed President – Defence Aerospace in 2001. He is a non-executive director of BAA plc. He is a Fellow of Royal Academy of Engineering, the Royal Aeronautical Society and the Institution of Mechanical Engineers. He is also Vice President of the Society of British Aerospace Companies and Chairman of the UK Council for Electronic Business. Age 54.

James M Guyette BSc *President and Chief Executive Officer of Rolls-Royce North America Inc.*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1998. He became President and Chief Executive Officer of Rolls-Royce North America Inc., in October 1997. Until 1994 he was Executive Vice President, Marketing and Planning of United Airlines. He serves on the United States National Research Council Aeronautics and Space Engineering Board and he is a director of the Private Bank and Trust Company of Chicago, Illinois. Age 57.

Dr Michael G J W Howse OBE, FREng, FIMechE, CPhys FInstP, FRAes, CEng, PhD *Director – Engineering and Technology*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 2001. He joined Rolls-Royce in 1968 and has held a variety of positions within Engineering, including Chief Development Engineer RB211 Development, Head of Advanced Engineering for the Aerospace Group, Director of Engineering and Technology – Civil Aerospace. He is a Fellow of the Royal Academy of Engineering, Royal Aeronautical Society, Institute of Mechanical Engineers and the Institute of Physics, a former Chairman of the Technical Board of the Society of British Aerospace Companies and Visiting Professor in the School of Mechanical Engineering at Cranfield University. Age 60.

Sir Robin Nicholson FREng, FRS *Non-executive director*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1986. Until 1996 he was an executive director of Pilkington plc. He is a Fellow of the Royal Academy of Engineering, a Fellow of the Royal Society, a non-executive director of BP p.l.c. and he is a Pro-Chancellor of UMIST. He was a member of the UK Government's Council for Science and Technology from its inception in 1993 until 2000. Age 68.

Andrew B Shilston MA, ACA, MCT *Finance Director*

Appointed to the Board of Rolls-Royce Group with effect from the incorporation of the Company on 21 March 2003. Appointed to the board of Rolls-Royce as Finance Director in January 2003, having joined Rolls-Royce in 2002. He was Finance Director of Enterprise Oil plc from 1993 until 2002. He is a non-executive director of AEA Technology plc. Age 47.

Carl G Symon BSc, MSc *Non-executive director*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1999. He was previously Chairman and Chief Executive Officer, IBM UK. He held numerous executive positions in IBM Corp. in Canada, USA, Latin America and Asia during a 32 year international career. He is Chairman of a number of private companies, Vice-Chairman of Cross Atlantic Capital Partners, and Managing Director, Global Business Development and Alliances, DiamondCluster International Inc. He is also a non-executive director of BT Group plc. Age 56.

Sir John Weston KCMG *Non-executive director*

Appointed to the Board of Rolls-Royce Group on 26 March 2003. Appointed to the board of Rolls-Royce in 1998. During his Diplomatic Service career he has lived and worked in Europe, the USA and Asia. In London he was Deputy Secretary to the Cabinet and Political Director in the Foreign Office. He served as British Ambassador to NATO 1992 to 1995, and subsequently as British Ambassador to the United Nations in New York until July 1998. Formerly a non-executive director of BT Group plc from 1998 to 2002. He is currently a non-executive director of Hakluyt & Co Ltd, Hon President of the Community Foundation Network (UK), Chairman of Governors of Sherborne School and Honorary Fellow of Worcester College Oxford. Age 64.

Other directorships and partnerships

Details of those companies and partnerships outside the Group (other than the Company) of which the Directors are currently directors or partners or have been directors or partners at any time during the five years prior to the date of this document are as follows:

	Current non-Group directorships and partnerships	**Previous non-Group directorships and partnerships**
Euan Baird	Areva Scottish Power plc Société Générale	The BOC Group Plc Banque Paribas Schlumberger Ltd
Sir John Rose	Adventure Capital Ltd	ANC Rental Corporation Ltd (formerly Eurodollar (Holdings) plc) Reckitt Benckiser Plc The Prince's Trust – Volunteers The Prince's Youth Business Trust The Prince's Trust – Action The Prince's Trust – BRO The Prince's Trust Riggs National Corporation
Lord Moore of Lower Marsh	Marvin & Palmer Inc Monitor Company Inc Private Client Bank AG	G Tech Holdings Corp The Energy Saving Trust BEA Associates Blue Circle Industries plc Camelot Group Plc Credit Suisse Asset Management (Australia) Credit Suisse Asset Management (UK) Holdings Ltd TIG Holdings Inc The Central European Growth Fund plc London School of Economics & Political Science
Peter J Byrom	Stockbridge Ltd Domino Printing Sciences plc Kandahar Ski Club Ltd Wilson Bowden plc Molins PLC Rookesbury Park Ltd	Peter Black Holdings plc China Investment Trust plc
John P Cheffins	The Society of British Aerospace Companies Ltd	—
Colin H Green	The Society of British Aerospace Companies Ltd UK Council for Electronic Business BAA plc	—
James M Guyette	PrivateBancorp Inc The PrivateBank and Trust Company	—

	Current non-Group directorships and partnerships	Previous non-Group directorships and partnerships
Dr Michael G J W Howse	—	—
Sir Robin Nicholson	BP p.l.c. UMIST Ventures Fund Management Ltd	Maenporth Estate Company Ltd Thales Optronics (Holdings) Ltd (formerly Pilkington Optronics (Holdings) Ltd) Thales Training and Simulation Ltd (formerly Thompson Training and Simulation Ltd)
Andrew Shilston	AEA Technology Plc	Enterprise Oil plc
Carl G Symon	BT Group plc Cross Atlantic Capital Partners Metapack Ltd Worldmark International Ltd	Riversoft plc IBM Nederland BV IBM United Kingdom Holdings Ltd
Sir John Weston	Alliance Francaise Trustees Ltd Sherborne School The Community Foundation Network UK Hakluyt & Company Ltd	China Knowhow Ltd BT Group plc Cognita Developments Ltd

5. Interests relating to securities

(a) Set out below are the beneficial interests of the Directors in Ordinary Shares. The interests are calculated as at 8 April 2003 (the latest practicable date prior to the publication of this document). In the event that the Scheme becomes effective the Directors will have the following beneficial interests in New Shares by virtue of the effect of the Scheme on their existing holdings of Ordinary Shares. The following table does not reflect the extent to which any Directors may have additional beneficial interests by virtue of their participation in the Rolls-Royce Employee Share Schemes. The interests of the Directors in this regard are set out in paragraph 5(b) below.

Name of Director	Number of Ordinary Shares/New Shares	% of issued Share Capital
Euan Baird	254,500	0.0156
Sir John Rose	243,226	0.0149
Lord Moore of Lower Marsh	62,382	0.0038
Peter J Byrom	134,497	0.0082
John P Cheffins	129,686	0.0079
Colin H Green	146,213	0.0090
James M Guyette	130,973	0.0080
Dr Michael GJW Howse	67,382	0.0041
Sir Robin Nicholson	17,036	0.0010
Andrew B Shilston	125,000	0.0077
Carl G Symon	5,949	0.0004
Sir John Weston	3,471	0.0002
	1,320,315	

Shares held in trust	Profit Sharing Scheme	DSP	DSIP	SIP
Sir John Rose	11,592	189,479	275,086	724
John P Cheffins	8,104	118,426	171,928	—
Colin H Green	8,984	102,186	160,467	724
James M Guyette	—	139,184	174,303	—
Dr Michael G J W Howse	4,968	82,373	—	—
Andrew B Shilston	—	—	—	290

(b) As at 8 April 2003 (the latest practicable date prior to the publication of this document) the following Directors held the following options over Ordinary Shares under the Executive Option Schemes, the 1997 Sharesave Scheme and the International Sharesave Scheme. Subject to the Scheme becoming effective, they have agreed to exchange their existing options (which remain outstanding and are capable of exercise) for replacement options over an identical number of New Shares.

		Exercise price	Exercisable dates
Sir John Rose	116,750	176p	2003-2005
	283,141	194p	2003-2010
	254,630	216p	2004-2011
	1,018,519	216p	2004-2011
	7,662	108p	2007
	638,298	188p	2005-2012
	798,702	77p	2006-2013
	3,117,702		
John P Cheffins	72,250	176p	2003-2005
	15,444	194p	2003-2010
	118,405	194p	2003-2010
	173,612	216p	2004-2011
	694,445	216p	2004-2011
	4,398	108p	2005
	398,936	188p	2005-2012
	499,189	77p	2006-2013
	1,976,679		
Colin H Green	67,250	176p	2003-2005
	4,756	205p	2005
	4,053	194p	2007
	154,441	194p	2003-2010
	162,038	216p	2004-2011
	648,149	216p	2004-2011
	551	108p	2007
	279,255	188p	2005-2012
	465,910	77p	2006-2013
	1,786,403		
James M Guyette	114,581	269p	2003-2009
	167,799	194p	2003-2010
	179,161	216p	2004-2011
	716,641	216p	2004-2011
	4,398	108p	2005
	450,140	188p	2005-2012
	506,084	77p	2006-2013
	2,138,804		
Dr Michael G J W Howse	41,250	176p	2003-2005
	15,444	194p	2003-2010
	48,392	194p	2003-2010
	3,395	194p	2003
	69,445	216p	2004-2011
	138,889	216p	2004-2011
	1,407	108p	2005
	199,468	188p	2005-2012
	517,690		
Andrew B Shilston	633,117	77p	2006-2013

(c) The interests disclosed in this paragraph 5 are based upon the interests of the Directors in the ordinary share capital of Rolls-Royce which (i) have been notified by each Director to Rolls-Royce pursuant to section 324 or section 328 of the Companies Act 1985 before 8 April 2003 (the latest practicable date prior to the issue of this document), or (ii) are required to be entered in the register referred to in section 325 of the Companies Act 1985, or (iii) are interests of a connected person (within the meaning of section 346 of the Companies Act 1985) of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii), and the existence of which is known to or could with reasonable diligence be ascertained by that Director.

(d) On 8 April 2003 (the latest practicable date prior to the publication of this document), Anindita Gupta, the wife of Ravi Gupta, an employee of Rothschild who is directly involved in the sponsor activities of Rothschild in relation to Rolls-Royce Group, owns the beneficial interest in 2,170 Ordinary Shares. In the event that the Scheme becomes effective, then Anindita Gupta will have an equivalent beneficial interest in New Shares. Save as disclosed in this paragraph and insofar as is known to Rolls-Royce Group, no director, partner or employee or spouse of such person who is directly involved in the sponsor activities of Rothschild in relation to Rolls-Royce Group has an interest in the shares of the Group.

6. Directors' service contracts and remuneration

Service contracts

In the light of the Combined Code, the remuneration committee has a policy that new appointees to the Board are offered notice periods of one year. The remuneration committee recognises that in the case of appointments to the Board from outside the Group, it may be necessary to offer a longer initial notice period, which would subsequently reduce to 12 months after that initial period.

The remuneration committee has a defined policy on compensation and mitigation to be applied in the event of a UK director's contract being prematurely terminated. In these circumstances, steps are taken to ensure that poor performance is not rewarded. When calculating termination payments, the remuneration committee takes into account a range of factors such as age and the director's obligation to mitigate his own loss.

Sir John Rose and Mr C H Green have service agreements with Rolls-Royce dated 4 December 1992 and 1 March 1991 respectively. These agreements are terminable by 24 months' written notice by Rolls-Royce and six months' written notice by the executive and were entered into prior to the introduction of the policy described above. Alternatively, Rolls-Royce has the discretion to terminate the service agreements by paying salary and the value of all other contractual benefits in lieu of notice or pro rata in lieu of any unexpired period of notice. With effect from 1 January 2004, the notice required to be given by Rolls-Royce will reduce from 24 months to 12 months. In the event of the executives' contracts being terminated after that date by Rolls-Royce other than in accordance with the contracts' terms they will be entitled to receive a liquidated sum calculated as 12 months' salary and benefits. Performance related payments are not covered in this arrangement though a discretionary bonus may be paid if the executive is in post on 31 December. The executives are entitled to participate in the Rolls-Royce Group performance related bonus arrangements with a maximum bonus of 100 per cent. of basic salary in the case of Sir John Rose and 80 per cent. of basic salary in the case of Mr C H Green. One third of the value of any bonus is paid in the form of Rolls-Royce Group shares. The executives are also eligible to participate in the Executive Option Schemes and are entitled to membership of an appropriate Rolls-Royce Group pension scheme and life assurance benefits. They are provided with either a company car (Rolls-Royce Group bearing maintenance and running costs) or a monthly car allowance, cover under the Rolls-Royce Group private health scheme (for the executive, his wife and dependant children) and financial counselling.

Mr J P Cheffins has a service agreement with Rolls-Royce dated 4 May 2001 terminable by 12 months written notice by Rolls-Royce and six months written notice by Mr J P Cheffins. All other provisions of his agreement are identical to those described above for Mr C H Green.

Mr A Shilston has a service agreement with Rolls-Royce dated 5 November 2002 terminable by 12 months' written notice by Rolls-Royce and 6 months' written notice by the executive. All other provisions of his agreement are identical to those described for Mr C H Green.

Mr J M Guyette has a contract with Rolls-Royce North America Inc. dated 27 September 1997, drawn up under the laws of the State of Virginia. It is for an indefinite term and provides that on termination without cause he is entitled to one year's severance pay without mitigation and in addition appropriate relocation costs. He is entitled to participate in the Rolls-Royce Group performance related bonus arrangement with a maximum bonus of 80 per cent of his salary. One-third of the value of any bonus is paid in the form of Rolls-Royce Group shares. He is also eligible to participate in the Executive Option Schemes and is entitled to membership of an appropriate Rolls-Royce North America pension scheme. Mr Guyette is provided with either a company car (Rolls-Royce bearing the maintenance and running costs) or a monthly car allowance, housing allowance and appropriate club membership fees, and cover, under Rolls-Royce North America's private health scheme (for himself, his wife and dependant children) and financial counselling.

Dr M G J W Howse has a service agreement with Rolls-Royce dated 12 October 2001 terminable by 12 months written notice by either party. All other provisions of his agreement are identical to those described for Mr C H Green above.

If the Scheme becomes effective, the executive Directors referred to above will continue to be employed by Rolls-Royce on the terms as described above and no new service contract will be entered into with Rolls-Royce Group.

The non-executive directors do not have service contracts. No compensation is payable to any non-executive director if their contract for services is terminated early. The following table sets out the terms of appointment for the non-executive directors (including services provided to Rolls-Royce):

	Appointment date of current 3 year term	**Expiry date of current 3 year term**
Mr D E Baird[1]	1 November 2002	31 January 2006
Mr P J Byrom	22 November 2002	21 November 2005
Lord Moore of Lower Marsh	15 January 2001	14 January 2004
Sir Robin Nicholson	1 January 2001	31 December 2003
Mr C G Symon	1 June 2002	31 May 2005
Sir John Weston	1 October 2001	30 September 2004

1 Mr D E Baird served as a non-executive director of Rolls-Royce from 1 November 2002 to 31 January 2003 before his appointment as non-executive Chairman of Rolls-Royce on 1 February 2003

If the Scheme becomes effective, letters of appointment in the same terms as the letters of appointment issued by Rolls-Royce will be issued by Rolls-Royce Group (taking into account any period left to run on the appointment by Rolls-Royce) to the non-executive Directors referred to above.

Remuneration

The total aggregate of the remuneration paid and benefits in kind granted to the Directors of Rolls-Royce Group by any member of the Group for the financial year ended 31 December 2002 was £5.8 million.

The amounts payable to the Directors of Rolls-Royce Group by any member of the Group for the current financial year under the arrangements in force as at the date of this document is estimated to be £4.4 million. This estimate includes amounts arising from the Group's performance-related incentive plans. These amounts will vary, depending on the performance of the Group during 2003.

These amounts exclude the costs of the Rolls-Royce pension plans.

There is no arrangement under which a Director has agreed to waive future Rolls-Royce or Rolls-Royce Group emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

The total emoluments receivable by the Directors will not be varied as a result of the Scheme.

7. Directors' interests in transactions

No director has or has had any interest in any transactions which are or were unusual in their nature or conditions or significant to the business of the Company or the Group, and which were effected by Rolls-Royce Group or any member of the Group (i) during the current or immediately preceding financial year, or (ii) during an earlier financial year and which remain in any respect outstanding or unperformed.

There are no outstanding loans or guarantees granted or provided by Rolls-Royce or Rolls-Royce Group or any of their respective subsidiaries for the benefit of any Director.

8. Summary of the Memorandum and Articles of Association of Rolls-Royce Group

Memorandum of Association

The Rolls-Royce Group Memorandum provides that its principal objects are to carry on the business of a holding company and to carry on any trade or business whatever which can in the opinion of the board, be advantageously carried on in connection with or ancillary to any of the businesses of the Company and to do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them. The objects of the Company are set out in full in Clause 4 of the Rolls-Royce Group Memorandum which is available for inspection as described in paragraph 20 below.

Articles of Association

The Rolls-Royce Group Articles, which were adopted on 21 March 2003 contain (inter alia) provisions to the following effect:

Rights attaching to New Shares

(a) *Dividends*

Subject to the provisions of the Companies Acts, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the board.

Except as otherwise provided by the rights attached to shares, (i) all dividends shall be declared and paid according to the amounts paid upon the shares on which the dividend is paid; and (ii) all dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Subject to the provisions of the Companies Acts and the Rolls-Royce Group Articles, the board may pay interim dividends and any fixed rate dividend, in each case if it appears to the board to be justified by the profits of the Company available for distribution. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

A general meeting declaring a dividend may, on the recommendation of the board, by ordinary resolution, direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including, without limitation, paid up shares or debentures of another body corporate. The board may, if authorised by an ordinary resolution of the Company, offer any holders of shares the right to elect to receive shares credited as fully paid instead of cash in respect of any dividend or part thereof.

Any dividend that has remained unclaimed for twelve years from the date when it became due for payment shall, if the board so resolves, be forfeited and shall cease to remain owing by the Company.

The Company may cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions, or, following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. The Company must resume sending warrants and cheques if the member claims a dividend or cashes a dividend warrant or cheque.

(b) *Voting rights*

Subject to any rights or restrictions as to voting attaching to any shares and to any other provisions of the Rolls-Royce Group Articles, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.

No member shall be entitled to vote, at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

(c) *Disclosure of interests in shares*

If any member or other person appearing to be interested in shares of the Company has been duly served with a notice under section 212 of the Companies Act 1985 and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the board may impose restrictions upon the relevant shares.

The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Company in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25% of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares. Such restriction on transfers shall not apply if the relevant shares are transferred by means of an approved transfer, or if the member is not himself in default and satisfies the board that no person who is in default is interested in the shares to be transferred or registration of the transfer is required by the Regulations.

A member may also be required to disclose his interests in shares as described in sub-paragraph (d) below.

(d) *Foreign Shareholding Limits*

There is a limit on the percentage of the issued share capital of the Company in which a "foreign person" may be interested. If the aggregate number of foreign-held shares in which any foreign person is interested is equal to or more than 15 per cent. of the aggregate of the votes attaching to the relevant share capital (which is the same as the limit for Rolls-Royce), the directors shall serve a notice, calling for a disposal of the relevant shares and setting out various restrictions on the transfer of the relevant shares and the removal of the member's right to attend and vote at meetings.

If a member fails to dispose of the relevant shares in accordance with the notice referred to above, the directors may effect such disposal. The net proceeds of the disposal of the shares will be paid to the former holder of the shares upon surrender of the relevant share certificate (in the case of shares in certificated form) and as soon as reasonably practicable after receipt of the net proceeds of the sale of the shares (in the case of shares in uncertificated form).

Any person who applies to be registered as a holder of a New Share shall furnish to the directors a declaration stating whether the New Share will be a foreign-held share or not. The directors are also empowered to give notice at any time to a holder of shares in the Company requiring him (i) to make a declaration whether or not the shares held by him are foreign-held shares; and (ii) to show to their satisfaction that his shares are not foreign-held shares.

(e) *Distribution of assets on liquidation*

On a winding-up of the Company, the liquidator may, with the sanction of an extraordinary resolution and any other action required by the Companies Acts, divide amongst the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division is to be carried out as between the members or different classes of members or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members. No member shall be compelled to accept any assets on which there is a liability.

Transfer of shares

All transfers of certificated shares may be effected by an instrument of transfer in any usual form or in any other form approved by the board. The instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

All transfers of uncertificated shares shall be made in accordance with and be subject to the Regulations and the facilities and requirements of the relevant system and, subject thereto, in accordance with any arrangements made by the directors pursuant to the Rolls-Royce Group Articles.

The board may, in its absolute discretion and without giving any reason, refuse to register any transfer of a share (whether in certificated or uncertificated form):

(i) which is not fully paid to a person of whom they do not approve, provided that such refusal does not prevent dealings in shares in the Company from taking place on an open and proper basis;

(ii) on which the Company has a lien, provided that such refusal does not prevent dealings in the share from taking place on an open and proper basis;

(iii) to an entity which is not a natural or legal person;

(iv) to a minor; or

(v) to be held jointly by more than four persons.

The board may also refuse to register the transfer of a certificated share unless the instrument of transfer:

(i) is lodged, duly stamped, at the registered office or at such other place as the board may appoint accompanied by the share certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer; and

(ii) is in respect of only one class of share.

The directors may also refuse to register a transfer of uncertificated shares in such other circumstances (if any) as may be permitted by the Regulations and the requirements of the relevant system concerned.

Alteration of share capital

Subject to the provisions of the Companies Acts and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine. Subject to the provisions of the Companies Acts, the Company may issue shares which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder. Subject to the provisions of the Companies Act 1985 and the Rolls-Royce Group Articles, unissued shares are at the disposal of the board.

The Company may by ordinary resolution increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Companies Acts, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Rolls-Royce Group Memorandum; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Companies Acts, the Company may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Companies Acts and the rights attached to any class of shares, purchase its own shares.

Variation of rights

Subject to the provisions of the Companies Acts, the rights attached to any class of shares may (other than rights attaching to the New Special Share which may only be removed, amended or altered with the consent in writing of the Special Shareholder) be varied or abrogated, whether or not the Company is being wound up, either with the consent in writing of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

The rights attaching to any shares or class of shares (other than the New Special Share) are not, unless otherwise expressly provided, deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

Allotment of shares

The Rolls-Royce Group Articles include provisions which grant the necessary authority to the directors to allot shares generally and for cash other than proportionately to existing shareholdings subject to limits being approved by shareholders on an annual basis or for such period as may be specified in the relevant resolutions approving such limits.

Lien and forfeiture

The Company has a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share.

The board may call any moneys unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares which have not been paid before the forfeiture.

Untraced shareholders

The Company shall be entitled to sell at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i) during a period of twelve years prior to the date of the publication of the advertisements referred to in (ii) below, at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii) after the expiry of the period referred to in sub-paragraph (i) above, the Company inserts advertisements in a national daily newspaper in the United Kingdom and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) the Company gives notice to the relevant listing authority of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Company.

Members resident abroad

A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices or other documents may be given to him by instrument or an address to which a notice or other document may be sent using electronic communications shall (provided that, in the case of electronic communications, the Company so agrees) be entitled to have notices or other documents given to him at that address, but otherwise:

(i) no such member shall be entitled to receive any notice from the Company; and

(ii) without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.

Special Shareholder and New Special Share

The New Special Share will be held by a nominee of the Secretary of State for Trade and Industry.

The Rolls-Royce Group Articles provide that certain matters are deemed to be a variation of the rights attaching to the New Special Share and are only effective with the written consent of the Special Shareholder. These matters include inter alia:

(i) the amendment, or removal, or alteration of the effect of various provisions in the Rolls-Royce Group Articles including provisions relating to the foreign shareholding limits and the nationality provisions in relation to the directors; and

(ii) a proposal for the voluntary winding-up or dissolution of the Company.

In addition, the directors of Rolls-Royce Group shall not exercise their powers to make any disposal, or propose any resolution to the Company in general meeting to approve any disposal, and the directors shall exercise their powers in relation to any member of the Group (as defined in Article 11(d)(iii)) to ensure (to the extent that, by the exercise of such powers, they can so ensure) that no member of the Group shall make any disposal which, alone or when aggregated with any other disposal or disposals forming part of, or connected with, the same or a connected transaction, constitutes a disposal of the whole or a material part of either (a) the assets of the Nuclear Business (as defined in Article 11(d)(ii)) or (b) the assets of the Group as a whole, without, in any such case, the prior consent in writing of the Special Shareholder. The restriction however does not apply to the power of the directors to make, or suffer or permit any member of the Group to make, or to propose any disposal of any part of the assets of the Group to any member of the Group.

The Special Shareholder is entitled to receive notice of and to attend and speak at any general meeting or any meeting of any class of shareholders of the Company but the New Special Share carries no right to vote nor any other rights at any such meeting.

In a distribution of capital in a winding-up of the Company, the Special Shareholder is entitled to repayment of the capital paid up on the New Special Share in priority to any repayment of capital to any other member. The New Special Share shall confer no other right to participate in the capital or profits of the Company.

The Special Shareholder may, subject to the provisions of the Companies Act 1985, require the Company to redeem the New Special Share at par at any time by serving written notice upon the Company and delivering the relevant share certificate.

Appointment of directors

Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next general meeting and is not taken into account in determining the directors who are to retire by rotation at that meeting. Unless and until otherwise determined by ordinary resolution the number of directors shall be not less than two, nor more than 20, in number.

A director shall not be required to hold any shares of the Company by way of qualification.

No person may be appointed to the office of director of the Company if, immediately following such appointment, the number of the directors of the Company who are not British citizens would exceed one half of the total number of the directors of the Company for the time being.

No person may be appointed to the office of chairman (when that person is to hold that office in an executive capacity), or to the office of chief executive, managing director or joint managing director of the Company (by whatsoever name called and whether or not he is a director) unless he is a British citizen. A person may be appointed to the office of chairman (where that person is to hold that office in a non-executive capacity) notwithstanding that he is not a British citizen, but, having been appointed, may not subsequently hold or purport to hold that office in an executive capacity unless that person has become (and has not ceased to be) a British citizen.

Retirement of directors by rotation

At every annual general meeting of the Company, as nearly as possible one-third of the directors of the Company shall retire by rotation. The directors to retire shall be those directors who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot.

Powers of the board

Subject to the Companies Act 1985, the Rolls-Royce Group Memorandum, the Rolls-Royce Group Articles and to any directions given by the Company in general meeting by special resolution, the business of the Company will be managed by the board which may exercise all the powers of the Company. No alteration of the Rolls-Royce Group Memorandum or the Rolls-Royce Group Articles and no such direction shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that direction had not been given. A meeting of directors or any committee authorised by the board at which the prescribed quorum is present may exercise all powers exercisable by the directors.

Borrowing powers

The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act 1985, to issue debentures and other securities whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The board will restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiaries only insofar as by the exercise of such rights or powers of control the board can secure) that the aggregate amount from time to time outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member of the Group) will not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to twice the Adjusted Capital and Reserves (as defined in Article 94(b)(ii)).

Directors' interests

Except as otherwise provided by the Rolls-Royce Group Articles, a director of the Company shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has (together with any interest of any person connected with him) any material interest unless his interest (other than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through the Company) arises only because the case falls within one or more of the following paragraphs:

(i) the resolution relates to the giving of a guarantee, security or indemnity to him in respect of money lent, or obligations incurred by him at the request of or for the benefit of, the Company or any of its subsidiaries;

(ii) the resolution relates to the giving of a guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he has assumed responsibility (in whole or in part whether alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii) the resolution relates to a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company or any of its subsidiaries for subscription or purchase, in which offer he is or is to be interested as a holder of such securities or as a participant in the underwriting or sub-underwriting thereof;

(iv) the resolution relates to any contract, arrangement, transaction or proposal concerning any other body corporate in which he or any person connected with him is interested, within the meaning of Part VI of the Companies Act 1985, directly or indirectly, whether as an officer, shareholder, creditor or otherwise, provided that he is not the holder of or beneficially interested in shares representing 1% or more of the issued shares of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

(v) the resolution relates to any contract, arrangement, transaction or proposal for the benefit of the employees of the Company or any of its subsidiaries and does not award him any privilege or benefit not generally awarded to the employees to whom the arrangement relates;

(vi) any contract, arrangement, transaction or proposal concerning any insurance which the Company is empowered to purchase or maintain for or for the benefit of any directors of the Company or for persons who include directors of the Company.

Remuneration of directors

The ordinary remuneration of the directors for their services shall not exceed such maximum as the Company may from time to time by ordinary resolution determine. Such remuneration shall (unless any such resolution otherwise provides) be divisible among the directors as they may agree or, failing agreement, equally (except that any director who holds office for part only of the period in respect of which such remuneration is payable is entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office).

Any director who holds any executive office (including for this purpose the office of chairman or deputy chairman whether or not such office is held in an executive capacity), serves on any committee of the directors or otherwise performs special services which in the opinion of the directors are outside the scope of the ordinary duties of a director may (without prejudice to the provisions of the Rolls-Royce Group Articles) be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine.

The directors may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Subject to the provisions of the Companies Acts and the Rolls-Royce Group Articles, the directors may appoint one or more of their number to the office of managing director or to any other executive office (except that of auditor) of the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms, including, without limitation, terms as to remuneration, as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any rights or claims to damages for breach of the contract of service between the director and the Company.

Indemnity of officers

Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which a director of the Company may otherwise be entitled, every director or other officer shall be indemnified out of the assets of the

Company against any liability incurred by him in defending any proceedings whether criminal or civil in which judgement is given in his favour or in which he is acquitted in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

9. Principal differences between the Rolls-Royce Articles and the Rolls-Royce Group Articles

As at the date of this document the Rolls-Royce Group Articles are substantially similar to the Rolls-Royce Articles. The principal differences (none of which alter the substantive rights to any material extent) relate to amendments made to clarify the rights of the Special Shareholder. These are summarised in paragraph 8 above in the section headed "Special Shareholder and New Special Share". There are also various minor differences which relate to amendments made to reflect current practice and to bring the Rolls-Royce Group Articles up to date.

Amendments will be made to the Rolls-Royce Articles which are consequential to the Scheme. These amendments are set out in resolution 21 in the Notice of Annual General Meeting contained in Part 4 of the Scheme Circular.

A copy of the Rolls-Royce Group Articles and the Rolls-Royce Articles (as currently in force, and as they will be following the proposed amendment at the Annual General Meeting) will be available for inspection as set out in paragraph 20 below.

10. Rolls-Royce Employee Share Schemes

The following is a summary of the rules of the Rolls-Royce Employee Share Schemes which will be operated going forward, being the 1999 Executive Scheme, the 1997 Sharesave Scheme, the International Sharesave Scheme, the DSP, the RSP, the LTIP, the Stock Purchase Plan and the SIP. References in these summaries to the Remuneration Committee and Board include, where the context requires, references to the remuneration committee and board of Rolls-Royce.

(1) 1999 Executive Scheme

The 1999 Executive Scheme is a non Inland Revenue approved executive share option scheme. An appendix to the 1999 Executive Scheme, which has been approved by the UK Inland Revenue under Schedule 9 to the Income and Corporation Taxes Act 1988 (the ***Taxes Act***), permits the grant of options up to the UK Inland Revenue £30,000 limit. A further appendix permits the grant to Group employees who are subject to US taxation of incentive stock options, non-qualified stock options and stock appreciation rights.

(a) *Eligibility*

All employees (including executive directors) of the Group are eligible to be granted options under the 1999 Executive Scheme, at the discretion of the Remuneration Committee.

(b) *Grant of options*

Options may normally only be granted (over newly issued or existing New Shares) within the period of six weeks after the announcement by Rolls-Royce Group of its results for any period, or any day on which the Remuneration Committee determines that exceptional circumstances exist which justify a grant of options. No payment is required for the grant of an option.

(c) *Performance targets*

Options are not normally exercisable unless the percentage growth in Rolls-Royce Group's annualised earnings per share in any consecutive three year period after the date of grant exceeds the growth in the retail prices index over the same period by an average of at least 3% per annum.

(d) *Exercise of options*

Options entitle the option holder to acquire New Shares at a price per New Share determined by the Remuneration Committee. The exercise price of options may not be less than the middle market quotation of a New Share on the day before the date of grant and, if the options relate to newly issued shares, the nominal value of a New Share.

(e) *Exercise period*

Options may normally be exercised between the third and tenth anniversaries of the date of grant, at the end of which period they will lapse. They will generally only be exercisable if the performance targets which apply to them have been satisfied.

In certain circumstances, early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, retirement at least 24 months after the date of grant of an option, the company for which the option holder works ceasing to be a member of the Group, the business for which the option holder works being transferred out of the Group or (if the Remuneration Committee so decides) for some other reason. In these circumstances (apart from retirement) options will be exercisable whether or not any performance targets which apply to them have been satisfied. Where cessation of employment occurs by virtue of the business for which the option holder works being transferred out of the Group, the Remuneration Committee may decide that where the option was granted after 25 March 2001 the option may not be exercised or may only be exercised in part.

Options may also be exercised in the event of a takeover, scheme of arrangement, demerger or voluntary winding-up of Rolls-Royce Group (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

Options shall not, without the consent of the Board, be exercisable on a scheme of arrangement if the purpose or effect of the scheme of arrangement is to create a new holding company for Rolls-Royce Group, such company having substantially the same shareholders and proportionate shareholdings as those of Rolls-Royce Group immediately prior to the scheme of arrangement.

(f) *Variation of share capital*

In the event of any variation of its share capital including a rights issue or capitalisation issue, sub-division, consolidation, reduction or the implementation by Rolls-Royce Group of a demerger or payment of a super-dividend which would otherwise materially affect the value of an option, the Remuneration Committee may (subject to auditors' confirmation) adjust the number of New Shares subject to options and the price payable on their exercise.

(g) *Amendments*

The provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits, the terms of New Shares to be provided under the 1999 Executive Scheme and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible executives or option holders without the prior approval of Rolls-Royce Group Shareholders in general meeting.

The requirement to obtain the prior approval of shareholders does not, however, apply to minor amendments to benefit the administration of the 1999 Executive Scheme, to take account of a change in legislation or developments in the law affecting the scheme or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders in the 1999 Executive Scheme or for any member of the Group. In addition, no alteration may be made that would materially affect any subsisting rights of any option holders without their prior consent.

(h) *Duration of 1999 Executive Scheme*

The 1999 Executive Scheme will terminate on, and no further options may be granted after, 28 July 2009, being the tenth anniversary of its approval by shareholders, but the rights of existing option holders will not be affected.

(i) *"Supplementary options"*

Supplementary options may be granted under the 1999 Executive Scheme. Supplementary options are normally only exercisable after the third anniversary of the date of grant and then normally only if a performance target and certain personal shareholding conditions are satisfied. The performance target for supplementary options requires that the average growth in Rolls-Royce Group's annualised earnings per share in any consecutive three year period after the date of grant exceeds both the average growth in the retail prices index over the same period by 3% per annum and 6% per annum.

(2) LTIP

The LTIP involves the grant of conditional awards of New Shares to eligible employees which may be realised if demanding performance targets are achieved over a three year measurement period.

Awards are realised by the transfer to a participant of not more than one half of the maturity value of the award in the form of New Shares and the value of the remaining number of New Shares in cash. Only existing New Shares are used to satisfy awards under the LTIP.

(a) *Eligibility*

All employees and executive directors of the Group (whose terms of service require them to devote substantially the whole of their working time to the affairs of the Group being not less than 25 hours per week and who are not within two years of their normal retirement age) are eligible to participate in the LTIP, at the discretion of the Remuneration Committee.

(b) *Grant of awards*

Awards may normally only be granted as soon as practicable after the announcement by Rolls-Royce Group of its results for any period, or at such other time as the Trustee determines that exceptional circumstances exist which justify a grant of awards. No payment is required for the grant of an award.

(c) *Individual limits*

Awards are granted over a fixed number of New Shares having a value equivalent to a percentage of the participant's annual basic salary (excluding benefits in kind) at the start of the performance measurement period. The maximum value is 60 per cent of salary for main board executive directors.

(d) *Performance targets*

Each award is subject to demanding performance targets which determine whether, and the extent to which, an award may be realised. The conditions are measured over a period of three consecutive financial years. The performance targets currently require both that real growth in earnings per share average 2% a year during the performance measurement period and that Rolls-Royce Group achieve a position of ninth or above in a comparator group of 20 engineering companies as measured by total shareholder return. Under the rules the Remuneration Committee can change the size of the comparator group and the performance requirements. The Remuneration Committee has the ability to make grants under other performance criteria provided they are no less onerous.

(e) *Realisation of awards*

On realisation of an award, the participant will receive not more than one half of the value of the award (as at the release date) in the form of New Shares and the value of the remaining number of New Shares in cash. The participant will be required to retain at least half of the New Shares for a minimum of two years.

The award may normally only be realised if the participant remains an employee of the Group until the end of the performance measurement period. If the participant ceases to be an employee of the Group, the award will normally lapse. However, if the participant ceases to be an employee by reason of injury, disability, ill-health or retirement during the performance measurement period, or for any other reason which the Trustee so determines in its absolute discretion, the award will not lapse but will remain capable of being realised at the end of the performance measurement period subject to the performance targets. The value of the award which the participant can realise will be reduced pro-rata to the proportion of the performance measurement period which has elapsed during the period of his employment. On a participant's death the performance targets will cease to apply and awards may be realised immediately.

In the event of a takeover or scheme of arrangement, the performance targets will cease to apply and awards may be realised immediately.

(f) *Variation of share capital*

In the event of any variation in the share capital of Rolls-Royce Group including any rights issue or capitalisation issue, sub-division, demerger, consolidation or reduction of Rolls-Royce Group's share capital, the number of New Shares in an award may be adjusted.

(g) *Amendments*

The Remuneration Committee may alter the rules of the LTIP provided that alterations to the basic structure of the LTIP which are to the advantage of eligible employees or participants are not made without the prior approval of Rolls-Royce Group Shareholders in general meeting. The requirement to obtain the prior approval of shareholders does not, however, apply to any minor alteration which benefits the administration of the LTIP and is necessary or desirable to take account of new legislation, or to obtain or maintain favourable tax, exchange control or regulatory treatment for the Trustee, any Group company or the participants.

(h) *Duration of LTIP*

The LTIP will terminate on, and no further awards may be granted after, 24 June 2007, being the tenth anniversary of its approval by shareholders, but the rights of any existing award holders will not be affected.

(3) 1997 Sharesave Scheme

The 1997 Sharesave Scheme is an Inland Revenue approved savings-related share option scheme approved under Schedule 9 to the Taxes Act.

(a) *Eligibility*

All UK resident employees and full-time executive directors of participating companies within the Group who have at least twelve months continuous employment with a Group company may apply for options under the 1997 Sharesave Scheme whenever it is operated. The Board may permit other employees to participate and may amend the period of qualifying service (but not so as to exceed five years).

(b) *Invitations*

Invitations to participate in the 1997 Sharesave Scheme may normally only be issued (over newly issued or existing New Shares) within six weeks after the announcement of Rolls-Royce Group's results for any period, or any day on which the Board determines that exceptional circumstances justify a grant. In addition, invitations may be issued in the period of two weeks prior to the announcement of Rolls-Royce Group's interim or preliminary results, provided the exercise price is fixed following the announcement of results.

(c) *Exercise price*

The exercise price of options may not be less than 80 per cent of the average of the middle market value of a New Share for three consecutive business days falling during the six weeks after an announcement of results (except where invitations are issued outside the normal periods in exceptional circumstances) or, if greater, the nominal value of a New Share.

(d) *Savings contract*

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions, of up to £250 (or any higher amount permitted by legislation), from their pay. The number of New Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus a bonus payable by the savings institution on maturity of the savings contract.

(e) *Exercise period*

Options may normally only be exercised during the six month period following the bonus date of the related savings contract. This may be after the third, fifth or seventh anniversary of the date of grant depending on the length of the savings contract. In certain circumstances, early exercise of options is permitted in respect of the number of New Shares that may be acquired using the proceeds of the partially completed savings contract. These include where the participant leaves employment with the Group in circumstances of death, injury, disability or redundancy, the company for which the participant works ceasing to be a member of the Group, the business for which the participant works being transferred out of the Group or where Rolls-Royce is taken over or reorganised. If a participant leaves employment with the Group other than in such special circumstances his option will lapse.

Options may also be exercised in the event of a takeover, reconstruction or amalgamation of Rolls-Royce Group (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

(f) *Variation of share capital*

In the event of any reorganisation of Rolls-Royce Group's share capital the number of New Shares under option and/or the exercise price may be adjusted by the Board with the approval of the Inland Revenue, where the auditors confirm in writing that the adjustment is, in their opinion, fair and reasonable.

(g) *Amendments*

The provisions governing aspects of the grant of options, individual and scheme limits, terms of savings contracts and options, change in control of Rolls-Royce Group, adjustment of options, allotment or transfer of New Shares on exercise of options and duration of the scheme cannot be altered to the advantage of eligible employees or option holders without the prior approval of Rolls-Royce Group Shareholders in general meeting.

The requirement to obtain the prior approval of shareholders does not, however, apply to minor amendments to benefit the administration of the 1997 Sharesave Scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment, for participants in the 1997 Sharesave Scheme or for any member of the Group. All changes are subject to prior approval of the Inland Revenue. In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent.

(h) *Duration of the 1997 Sharesave Scheme*

The 1997 Sharesave Scheme will terminate on, and no further options may be granted after, 28 May 2007, being the tenth anniversary of its approval by shareholders, but the rights of existing option holders will not be affected.

(4) International Sharesave Scheme

The International Sharesave Scheme allows certain non-UK resident Group employees to apply for sharesave options. An appendix to the International Sharesave Scheme permits the grant of stock appreciation rights and a further appendix governs the grant of sharesave options to Group employees resident in Australia.

The terms of the International Sharesave Scheme, including the maximum level of individual participation, are substantially similar to those for the 1997 Sharesave Scheme although the terms differ in relation to eligibility and savings contracts. The International Sharesave Scheme is not approved by the UK Inland Revenue.

(a) *Eligibility*

Invitations to participate in the International Sharesave Scheme may normally only be issued (over newly issued or existing New Shares) during the period of six weeks beginning with the dealing day following from the date of announcement of the Company's results for any period, or the lifting of any restrictions imposed by statute or regulation on the granting of options under the International Sharesave Scheme in a territory in which persons are employed by one or more participating companies (a ***Plan Location***) or on any day on which the Board determines that exceptional circumstances exist which justify a grant of options.

(b) *Savings contract*

At the time of receiving options, participants must enter into a savings contract with a nominated savings institution under which they agree to make monthly contributions of not less than the minimum savings contribution determined by the Board for a Plan Location from time to time (the maximum amount being the maximum amount permitted by UK legislation (currently £250 per month) expressed in the currency units of the relevant Plan Location). The number of New Shares over which a participant is granted an option will be the number that can be acquired, at the exercise price, with the savings made plus projected interest payable by the savings institution on maturity of the savings contract.

(c) *Duration of the International Sharesave Scheme*

The International Sharesave Scheme will terminate on, and no further options may be granted after, 28 May 2007, being the tenth anniversary of its approval by shareholders, but the rights of existing option holders will not be affected.

(5) DSP

The DSP is a discretionary scheme under which certain Group employees (including executive directors) may receive up to one third of their potential annual cash bonus (the ***Notional Bonus***) in New Shares. Awards of New Shares are made by the Trustee on the recommendation of the Remuneration Committee. The New Shares are held in the Trust for two years, with release normally being conditional on the participant remaining in the Group's employment until the end of the period. Only existing New Shares are used to satisfy awards under the DSP.

(a) *Eligibility*

All employees (including executive directors) of the Group are eligible to participate in the DSP.

(b) *Award*

The number of New Shares subject to an award is determined by the Trustee by dividing the cash value of one third of the participant's Notional Bonus by the average price at which New Shares are acquired by the Trustee in the market place in the five dealing days immediately before the award.

(c) *Release of awards*

A participant becomes absolutely entitled to receive the New Shares comprised in his award following the second anniversary of the award date (the ***Release Date***).

(d) *Cessation of employment*

If a participant ceases to be employed within the Group before the Release Date, other than on resignation, dismissal for gross misconduct or other circumstances justifying a summary dismissal, all of the New Shares comprised in his award will be released immediately. In all other cases his award will automatically lapse on such cessation.

(e) *Corporate events*

Awards shall be released immediately in the event of takeover, scheme of arrangement or voluntary winding-up of Rolls-Royce Group.

Awards shall not, without the consent of the Remuneration Committee, be realisable if the effect of the scheme of arrangement is to create a new holding company for Rolls-Royce Group, such company having substantially the same shareholders and proportionate shareholdings as those of Rolls-Royce Group immediately prior to the scheme of arrangement.

(f) *Variation of share capital*

In the event of any capitalisation, sub-division or consolidation, demerger by Rolls-Royce Group of a subsidiary or business to the holders of New Shares, the number of New Shares subject to awards shall be adjusted by the Trustee to such extent and in such manner as it thinks fit.

(g) *Enhancement of awards*

If the Trustee has agreed to waive dividends on the New Shares held in the Trust, Rolls-Royce Group may pay to the Trustee (or procure the payment by any Subsidiary of) an amount equal to the cash dividends (gross or net of tax) that would, but for the waiver, have been payable between the date the award is made and the Release Date in respect of the New Shares subject to awards held by the Trustee. The Trustee may apply such amounts in purchasing additional New Shares and may release such additional New Shares to the participant on the Release Date.

(h) *Amendments*

The Remuneration Committee may at any time amend any provisions of the DSP in any way it thinks fit provided that no amendment shall operate to affect adversely any right already acquired by a participant and all amendments shall be subject to the prior consent of the Trustee.

(6) RSP

The RSP is a discretionary scheme under which certain Group employees (excluding executive directors of Rolls-Royce Group) may be granted rights to receive New Shares by the Trustee on the recommendation of the

Remuneration Committee. The rules of the RSP do not contain a limit on individual participation in the plan. Only existing New Shares are used to satisfy awards under the RSP.

(a) *Eligibility*

Any employee (excluding executive directors of Rolls-Royce Group) of the Group who is not within 24 months of the date on which he is bound to retire (unless the Remuneration Committee determines otherwise) is eligible to be invited to participate in the RSP.

(b) *Awards*

The Trustee may, at any time, grant awards under the RSP to eligible employees which the Remuneration Committee, in its absolute discretion, recommends. The Remuneration Committee recommends to the Trustee the number of New Shares which shall be comprised in each award.

Participants are treated as beneficial owners of the New Shares subject to awards but have no dividend or voting rights.

(c) *Realisation of awards*

The New Shares subject to awards are held in the Trust for three years (or such other period as the Remuneration Committee determines up to a maximum of five years). On the expiry of the relevant period (the ***Realisation Date***), the New Shares comprised in an award are released to the participant.

(d) *Cessation of employment*

If a participant ceases to be employed in the Group before the Realisation Date by reason of injury, disability, ill-health or retirement his award will be capable of realisation pro rata based on the duration of the award period relating to the award following cessation of employment as a proportion of the full duration of the award period. In the event of cessation for cause (defined as material breach by a participant of his contract of employment), the award will lapse. If a participant leaves before the Realisation Date by reason of death his award will be released in full. If a participant ceases to be employed in the Group for any other reason the award shall automatically lapse on cessation of employment.

(e) *Corporate events*

Awards will be capable of realisation in full in the event of a takeover or scheme of arrangement of Rolls-Royce Group.

Awards shall not, without the consent of the Remuneration Committee, be realisable if the effect of the scheme of arrangement is to create a new holding company for Rolls-Royce Group, such company having substantially the same shareholders and proportionate shareholdings as those of Rolls-Royce Group immediately prior to the scheme of arrangement.

(f) *Variation of share capital*

In the event of any capitalisation issue, sub-division, consolidation, demerger by Rolls-Royce Group of a subsidiary or business to the holders of New Shares, the number of New Shares subject to awards shall be adjusted by the Trustee to such extent and in such manner as it thinks fit.

(g) *Amendments*

The Remuneration Committee may at any time amend any of the provisions of the scheme in any way it thinks fit provided that no amendment shall operate to affect adversely any right already acquired by the participant without the consent of the participant.

(h) *Duration of the RSP*

The RSP will terminate on, and no further awards may be granted after, 20 February 2011, being the tenth anniversary of its adoption by the Remuneration Committee.

(7) Stock Purchase Plan

Under the Stock Purchase Plan, US resident Group employees may acquire New Shares with voluntary, after-tax payroll deductions in a manner which qualifies for tax favoured treatment under US legislation.

(a) *Grant of options*

The Stock Purchase Plan enables employees to purchase New Shares at a price equal to the lower of 85 per cent of the closing price of a New Share as derived from the London Stock Exchange on the date the option is granted and 85 per cent of the closing price of a New Share on the London Stock Exchange on the date such option is exercised in accordance with the terms of the Stock Purchase Plan. The Board may apply a smaller discount than 15 per cent at its discretion. Purchase rights are granted at the beginning of an 'offering period' which may be a period of up to 27 months.

An employee may participate in the Stock Purchase Plan by authorising payroll deductions. Individual accounts are established for each participant. Each participant automatically and without any act on his part will be deemed to have exercised the options on the last day of the offering period with the balance then in his individual account. The maximum level of individual participation is set out in the relevant legislation.

(b) *Cessation of employment*

Upon cessation of employment, all amounts and New Shares held for the benefit of a participant are distributed to him.

(c) *Variation of share capital*

In the event of any rights or capitalisation issue, sub-division, consolidation or reduction of Rolls-Royce Group's share capital, New Shares credited to each participant's individual account shall be adjusted in the same manner as all other outstanding shares and the aggregate number of New Shares subject to options and the price payable on exercise may be adjusted.

(d) *Amendments*

The Board may at any time amend the Stock Purchase Plan in any respect. However, amendments which change the number of New Shares reserved for the Stock Purchase Plan, decrease the option price of any option or alter the requirements for eligibility to participate in the Stock Purchase Plan, will be subject to the prior approval of Rolls-Royce Group Shareholders.

No amendment, modification or termination of the Stock Purchase Plan shall in any manner adversely affect the rights of any participant under the Stock Purchase Plan, without the consent of participants.

(8) SIP

The SIP is an Inland Revenue approved share incentive plan approved under Schedule 8 to the Finance Act 2000 (as amended by Schedule 13 to the Finance Act 2001).

(a) *Eligibility*

All UK resident employees for tax purposes with such minimum period of service as not exceeding 18 months as the Board may determine are eligible to participate in the SIP.

(b) *Elements of the SIP*

(1) Free shares

Allocations of free shares, subject to a maximum of £3,000 a year, can be made on various different bases including by reference to a fixed number or value of shares or to corporate performance measures. Where performance measures are used they must be based on business results or other objective criteria and be fair and objective measures of the performance of the unit or group to which they apply. The performance targets set for each group of employees or business unit must be broadly comparable, so that each group or unit has a similar chance of achieving them. The criteria must be fully disclosed to all participants.

(2) Partnership shares

A percentage of participants' pre-tax salary, subject to a maximum of £1,500 a year, can be allocated to buy "partnership" shares. The shares may be purchased from salary which is accumulated for a period of up to 12 months or deductions from weekly or monthly pay.

Where partnership shares are bought at the end of the accumulation period the price at which the shares are bought will be the lower of the market value at the beginning or end of the accumulation period.

(3) Matching shares

Matching shares can be awarded free to participants who have purchased partnership shares. Where matching shares are awarded they must be offered on the same basis to all participants in a ratio which the Board may determine but which may not exceed two matching shares for each partnership share purchased.

(4) Dividends

The SIP enables dividends paid on shares in the SIP to be reinvested in further New Shares to be held in trust. Up to £1,500 worth of dividends may be reinvested. Any reinvested dividend shares will normally be subject to a holding period of three years, after which time they can be withdrawn without a charge to income tax. Alternatively, the Board may decide to allow dividends to be paid out to participants in cash.

(c) *Holding periods and forfeiture of shares*

Free and matching shares will be subject to a holding period during which participants cannot withdraw their shares from trust. The holding period cannot be less than three years nor more than five years. The maximum tax benefits are not obtained, however, unless the shares are retained in trust for five years.

Participants can withdraw their partnership shares from trust at any time, although the Company may, if it so decides, require any matching shares that have been awarded to be forfeited if the related partnership shares are withdrawn up to three years after purchase. The maximum tax benefits are not obtained, however, unless the shares are retained in trust for five years.

Rolls-Royce Group may provide for free and matching shares to be forfeited if a participant leaves employment within a specified period other than for special reasons. Such a forfeiture period cannot exceed three years. The special reasons are injury or disability, redundancy, retirement, death or a sale of the business or company in which the participant works.

(d) *Cessation of employment*

If a participant's employment ceases for any reason the trustees must either transfer any shares held in trust to the participant (or someone else at his direction) or dispose of the shares and transfer the proceeds of sale to the participant.

(e) *Variation of share capital*

In the event of a general offer being made to the Rolls-Royce Group Shareholders or a capitalisation or rights issue or other variation of share capital, participants will be entitled to direct the trustee how to act or vote on their behalf.

(f) *Amendments*

Alterations to the basic structure of the SIP which are to the advantage of actual or potential participants may not be made without prior approval of shareholders in general meeting. Prior approval of Rolls-Royce Group Shareholders will not be required for any alteration which benefits the administration of the SIP or is considered necessary or desirable by the directors to obtain or maintain Inland Revenue approval. No amendment may operate to affect adversely any right already obtained by a participant.

Additional features

The following features also apply to the Rolls-Royce Group Employee Share Schemes.

Limits

The Rolls-Royce Group Employee Share Schemes contain the following limits on the number of New Shares which may be acquired by subscription:

(i) the rules of the 1997 Sharesave Scheme and the International Sharesave Scheme provide that in any 10 year period not more than 10% of the issued share capital of Rolls-Royce Group may be placed under option under any employees' share scheme (the rules of the 1999 Executive Scheme and the SIP restrict a similar provision to any employees' share scheme established by Rolls-Royce Group);

(ii) the rules of the 1997 Sharesave Scheme and the International Sharesave Scheme provide that in any 5 year period not more than 5% of the issued share capital of Rolls-Royce Group may be placed under option under any employees' share scheme (the rules of the SIP restrict a similar provision to any employees' share scheme established by Rolls-Royce Group); and

(iii) the rules of the 1999 Executive Scheme provide that:

(A) in any 10 year period not more than 5% of the issued share capital of Rolls-Royce Group may be placed under option under the Executive Option Schemes or any other executive share option scheme established by Rolls-Royce Group (other than the LTIP);

(B) in any 3 year period not more than 3% of the issued share capital of Rolls-Royce Group may be placed under the 1999 Executive Scheme or any other executive share option schemes established by Rolls-Royce Group (other than the LTIP); and

(C) before 27 May 2003 not more than 2.5% of the issued share capital of Rolls-Royce Group may be placed under option under the 1999 Executive Scheme or any other executive share option scheme established by Rolls-Royce Group (other than the LTIP).

Trust

The Trust will be used to co-ordinate the funding and manage the delivery of New Shares required to satisfy rights granted under the 1999 Executive Scheme and certain other Rolls-Royce Group Employee Share Schemes.

The beneficiaries of the Trust are the bona fide employees, former employees and dependants of such employees and former employees of the Group.

Quest

The Quest is used to co-ordinate the funding, and manage the delivery of New Shares for subsisting and future options granted under the 1997 Sharesave Scheme. The Quest has the power to subscribe for New Shares and to purchase such shares in the market to satisfy the exercise of 1997 Sharesave Scheme options. Where the Quest is used in connection with the exercise of options, the Company receives exercise moneys from option holders as agent for the Quest and transfers such funds to the Quest. These funds, together with any funding from the Company, enable the Quest to acquire the New Shares to satisfy the option exercises.

The Quest Trustee, holds all the assets and income of the Quest upon trust for all or any one or more of the beneficiaries.

11. Material litigation

No member of the Group (including the Company) is or has been engaged in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Group (including the Company), nor is Rolls-Royce Group aware of any such proceedings which are pending or threatened.

12. Material contracts

No material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) within the two years preceding the date of this document and no other contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group (including the Company) which contains any provision under which any member of the Group (including the Company) has any obligation or entitlement which is material to the Group (including the Company) as at the date of this document.

13. Subsidiary and other undertakings

Immediately following implementation of the Scheme, Rolls-Royce Group will directly own 100% of the issued share capital of Rolls-Royce and Rolls-Royce Group will be the holding company of the Group. The following table shows what, in addition to Rolls-Royce, will be the principal subsidiary undertakings of Rolls-Royce Group following the Effective Date. Unless otherwise stated, each of the following subsidiary undertakings will be wholly owned, either by Rolls-Royce Group, Rolls-Royce or by one of their subsidiaries:

Incorporated within the UK

Name of subsidiary	Principal activity	Registered Office
Civil aerospace		
Rolls E.L. Turbofans Limited	FJ44 engine support services/ holding company	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Total Care Services Limited	Aftermarket support services	Moor Lane, Derby, DE24 8BJ
Marine systems		
Rolls-Royce Marine Power Operations Limited	Nuclear submarine propulsion systems	Moor Lane, Derby, DE24 8BJ
Vinters Engineering plc[1]	Marine systems/holding company	Moor Lane, Derby, DE24 8BJ
Energy		
Rolls-Royce Fuel Cell Systems Limited	Development of fuel cell systems	Moor Lane, Derby, DE24 8BJ
Financial services and corporate		
NEI Overseas Holdings Limited[2]	Holding company	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Aircraft Management Limited	Sales finance and other financial services	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Capital Limited[3]	Sales finance and other financial services	65 Buckingham Gate, London, SW1E 6AT
Rolls-Royce International Limited	International support and commercial information services	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Leasing Limited	Engine leasing	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Overseas Holdings Limited	Holding company	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Overseas Investments Limited[4]	Holding company	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Power Engineering plc	Power generation and marine systems	Moor Lane, Derby, DE24 8BJ
Rolls-Royce Power Ventures Limited	Provision of project development capabilities	Allington House, 150 Victoria Street, London, SW1E 5LB
Vinters plc	Holding company	Moor Lane, Derby, DE24 8BJ

1 The interest is held by Vinters plc.

2 The interest is held by Rolls-Royce Power Engineering plc.

3 This subsidiary acts as an agent of Rolls-Royce plc.

4 The interest is held by Rolls-Royce (Ireland).

The above companies operate principally in the UK and the effective Group interest is 100%.

Incorporated overseas

Name of subsidiary		**Principal activity**	**Registered Office**
Civil aerospace			
Brazil	**Rolls-Royce Brasil Limitada**	Repair and overhaul	Rua Dr Cincinato, Braga 47, Planalto Sao Bernando do Campo- SP -Brasil
France	**Rolls-Royce Technical Support SARL**[1]	Project support	Centreda 1, Avenue Didier Dauvat, 31700 Blagnac, Toulouse, France
Germany	**Rolls-Royce Deutschland Ltd & Co KG**[2]	BR700 series engine development and manufacture	Eschenweg 11, 15827 Dahlewitz, Germany
Italy	**Europea Microfusioni Aerospaziali SPA**	Manufacture of castings	Zona Industriale AS1, 83040 Morra De Santis, Avellino, Italy
USA	**Rolls-Royce Corporation**[3]	Design, development and manufacture of gas turbine engines	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	**Rolls-Royce Engine Services – Oakland Inc.**[4]	Repair and overhaul	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	**Rolls-Royce Gear Systems Inc.**[4]	Design and manufacture of accessory gearbox systems	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
Marine systems			
Finland	**Rolls-Royce OY AB**[5]	Manufacture of winches and propeller systems	PO BOX 220, FIN-26101, Rauma, Finland
Norway	**Rolls-Royce Marine AS**[5]	Design and manufacture of ship equipment	6065 Ulsteinvik, Norway
Norway	**Ulstein Holding AS**[6]	Holding company	Sjogata 80, 6065 Ulsteinvik, Norway
Sweden	**Kamewa Holding AB**[5]	Holding company	Box 1010, S-681 01, Kristinehamn, Sweden
Sweden	**Rolls-Royce AB**[7]	Manufacture of propeller systems	Box 1010, S-681 01, Kristinehamn, Sweden
USA	**Rolls-Royce Commercial Marine Inc.**[4]	Aftermarket support services	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	**Rolls-Royce Naval Marine Inc.**[4]	Design and manufacture of ship propellers	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	**Syncrolift Inc.**[4]	Shiplift systems	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA

Incorporated overseas

Name of subsidiary		Principal activity	Registered Office
Energy			
Canada	Rolls-Royce Canada Limited[8]	Industrial gas turbines and aero engine sales, service and overhaul	c/o McCarthy Tétrault Suite 4700, Toronto Dominion Towers, Toronto Dominion Center, Toronto, Canada
Canada	Rolls-Royce Holdings Canada Inc.	Holding company	c/o McCarthy Tétrault Suite 4700, Toronto Dominion Towers, Toronto Dominion Center, Toronto, Canada
India	Rolls-Royce Energy Systems India Private Limited[1]	Project management and customer support	c/o S R Dinodia & Co C-37 Connaught Circus, New Delhi-110 001, India
Singapore	Rolls-Royce Pte Limited[1]	Engine and turbine compression systems, spares	36 Robinson Road, #18-01 City House, Singapore, 068877, Singapore
USA	Rolls-Royce Energy Systems Inc.[4]	Turbine generator packages	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
Financial services and corporate			
Eire	Rolls-Royce (Ireland)[1]	Holding company	IFSC House, International Financial Services Centre, Customs House Quay, Dublin 1, Irish Republic
Guernsey	Nightingale Insurance Limited[1]	Insurance services	Maison Trinity, Trinity Square, St. Peter Port, Guernsey, Channel Islands
USA	Rolls-Royce North America (USA) Holdings Co.[9]	Holding company	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	Rolls-Royce North America Holdings Inc.[10]	Holding company	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA
USA	Rolls-Royce Capital Inc.[11]	Financial services	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA

1 The interests are held by Rolls-Royce Overseas Holdings Limited.
2 The interest is held as follows: 49.5% Rolls-Royce Erste Beteiligungs GmbH, 50.5% Rolls-Royce Zweite Beteiligungs GmbH.
3 The interest is held by Rolls-Royce Asset Management Inc.
4 The interests are held by Rolls-Royce North America Ventures I Inc.
5 The interests are held by Vinters International Limited.
6 The interest is held by Rolls-Royce Marine AS.
7 The interest is held by Kamewa Holding AB.
8 The interest is held by Rolls-Royce Holdings Canada Inc.
9 The interest is held by Rolls-Royce Overseas Investments Limited.
10 The interest is held by Rolls-Royce North America (USA) Holdings Co.
11 The interest is held by Rolls-Royce North America Ventures II Inc.

With the exception of Rolls-Royce (Ireland), which operates in the UK, the above companies operate principally in the country of their incorporation. The effective Group interest is 100%, other than Europea Microfusioni Aerospaziali SPA which is 51%.

The principal undertakings in which members of the Group hold at least 10% of the capital on a long-term basis are set out below. Where relevant, the countries of principal operations are stated in brackets after the name of the company.

Incorporated within the UK

Name of undertaking	Principal activity	Registered office	Issued capital	% of total equity held by the Group
Civil aerospace				
TRT Limited	Turbine blade repair services	Bramble Way, Clover Nook Ind. Est., Somercotes, Alfreton, DE55 4RH	£12,501	49.5
Turbine Surface Technologies Limited	Turbine surface coatings	Moor Lane, Derby, DE24 8BJ	£3,500,200	50
Defence				
Airtanker Holdings Limited	Holding company	2 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey, KT15 2NX	£5	20
Rolls-Royce Snecma Limited (UK & France)	Engine collaboration	4 Grosvenor Place, London, SW1X 7HH	£1,000	50
Rolls-Royce Turbomeca Limited (UK & France)	Adour and RTM322 engines collaboration	4 Grosvenor Place, London, SW1X 7HH	£100	50
Turbo-Union Limited (UK, Germany & Italy)	RB199 engine collaboration	Moor Lane, Derby, DE24 8BJ	£1,008	40
Energy				
Rolls Wood Group (Repair and Overhauls) Limited	Repair and overhaul	John Wood House, Greenwell Road, East Tullos, Aberdeen, AB12 3AX	£1,000,000	50
Financial services and corporate				
Alpha Partners Leasing Limited	Engine leasing	65 Buckingham Gate, London, SW1E 6AT	US$200	50
RS Leasing Limited	Aircraft leasing	22 Grenville Street, St Helier, Jersey, JE4 8PY, Channel Islands	US$6	50

Incorporated overseas

Name of undertaking		Principal activity	Registered office	Issued capital	% of total equity held by the Group
Civil aerospace					
China	**Xian XR Aero Components Co Limited**	Manufacturing facility for aero-engine parts	PO Box 13, Xujiawan, Beijiao, Xian 710021, Shaanxi, PR China	US$18,299,000	49
Hong Kong	**Hong Kong Aero Engine Services Limited**[1]	Repair and overhaul	35th Floor, Two Pacific Place, 88 Queensway, Hong Kong	HK$200	45
Israel	**TechJet Aerofoils Limited**[1]	Manufacture of compressor aerofoils	Tefen Industrial Zone, PO Box 16, Zip code 24959, Carmiel, Israel	NIS 125,022,040	50
Saudi Arabia	**Middle East Propulsion Company Limited**[2]	Repair and overhaul	PO Box 62897, Riyadh 11595, Saudi Arabia	SR 65,000,000	16.7
Singapore	**International Engine Component Overhaul Pte Limited**[1]	Repair and overhaul	No 3 Loyang Way 2, Singapore 507102	US$15,500,000	50
Singapore	**Singapore Aero Engine Services Private Limited**[1] (effective interest 39%)	Repair and overhaul	11 Calshot Road, Singapore 509932	US$54,000,000	30
Spain	**Industria de Turbo Propulsores SA**	Manufacture and maintenance of aero engines	Parque Tecnologico, Edificio 300, 48016 Zamudio, Vizcaya, Spain	€6,000,000	46.9
Switzerland	**IAE International Aero Engines AG** (UK, Germany, Japan & USA)	V2500 series engine collaboration	Stampfenbachstrasse 73, PO Box 8035, Zurich, Switzerland	SFr 2,000,000	32.5
USA	**Data Systems & Solutions, LLC**[3]	Advanced controls and predictive data management	c/o United States Corporation Company, 1013 Centre Road, Wilmington, DE 19805, USA	Partnership	50
USA	**Texas Aero Engine Services, LLC**[4]	Repair and overhaul	c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, USA	Partnership	50
USA	**Williams-Rolls Inc.**[5] (UK & North America)	FJ44 engine collaboration	2280 W Maple Road, Walled Lake, MI 483900-0200, USA	US$1,000	15
Defence					
Germany	**EPI Europrop International GmbH**	A400M engine collaboration	Max Planck-Str. 8, 85716 Unterschleißheim, Germany	€50,000	28

Name of undertaking		Principal activity	Registered office	Issued capital	% of total equity held by the Group
Defence (cont.)					
Germany	**EUROJET Turbo GmbH** (UK, Germany, Italy & Spain) (effective interest 39%)	EJ200 engine collaboration	Lilienthalstrasse 2b, 85399 Hallbergmoos, Germany	€1,022,584	33
Germany	**MTU, Turbomeca, Rolls-Royce GmbH** (UK, France & Germany)	MTR390 engine collaboration	Am Soldnermoos 17, 85399 Hallbergmoos, Germany	€38,347	33.3
Financial services and corporate					
Isle of Man	**Pembroke Group Limited**[6] (Eire)	Aircraft leasing	Samuel Harris House, 5-11 St Georges Street, Douglas, Isle of Man, IM1 1AJ	US$2,500	50
USA	**Alpha Leasing (US) LLC**[7]	Engine leasing	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA	Partnership	50
USA	**Alpha Leasing (US) (No. 2) LLC**[7]	Engine leasing	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA	Partnership	50
USA	**Exostar LLC**[8]	B2B exchange	13530 Dulles Technology Drive, Suite 200, Herndon, VA 20171, USA	Partnership	17.6
USA	**Rolls-Royce & Partners Finance (US) LLC**[7]	Engine leasing	c/o Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, DE 19808, USA	Partnership	50

Unincorporated overseas

Defence

USA — **Light Helicopter Turbine Engine Company (LHTEC)** of 9238 Madison Boulevard, Ste 119, Madison, AL 35758, USA. Rolls-Royce Corporation has a 50% interest in this unincorporated partnership which was formed to jointly develop and market the T800 engine.

1 The interests are held by Rolls-Royce Overseas Holdings Limited.
2 The interest is held by Middle East Equity Partners Limited.
3 The partner is Rolls-Royce Control Systems Holdings Co.
4 The partner is Rolls-Royce Engine Services Holdings Co.
5 The interest is held by Rolls E.L. Turbofans Limited.
6 The interest is held by Larten Limited.
7 The partner is Rolls-Royce Finance Holdings Co.
8 The partner is Rolls-Royce Investment Co.

14. Principal establishments

Details relating to the operating establishments of the Group which account for more than 10% of net turnover or production are as follows:

Country	Address	Principal activity	Approximate gross internal floor area (square metres)	Tenure
UK	Bristol: Gipsy Patch, East Works, Filton	Aero engine design, manufacture and test facilities and offices	228,000	Freehold
UK	Derby: Sinfin Sites (including Moor Lane) Nightingale Road	Aero engine design, manufacture and test facilities and offices	322,000 5,000	Freehold Leasehold
USA	Indianapolis: 2001 South Tibbs Avenue	Aero engine design, manufacture and test facilities and offices	325,000	Freehold

15. Information on the Crest Settlement System

CREST, the computerised paperless system for settlement of sales and purchase of shares in the London securities markets, commenced operations in July 1996 and almost all listed companies have now joined CREST.

The Regulations provide for the transfer of shares in the UK without stock transfer forms, and the evidencing of title to shares without share certificates, through a computer-based system and procedures, defined in the Regulations as a "relevant system". CREST is the first "relevant system" and is operated by CRESTCo. The holding and transfer of New ADRs in the US, London and elsewhere will be unaffected by the Regulations and CREST.

The Rolls-Royce Group Articles contain specific provisions to enable the New Shares to be dematerialised into a relevant system, including CREST. A copy of the Rolls-Royce Group Articles is available for inspection as described in paragraph 20 below.

The board of directors of Rolls-Royce Group has resolved to enable any or all of the New Shares to join CREST and, accordingly, shareholders will be able to hold eligible shares in electronic form in an account on the CREST system or to continue to hold them in the physical form of certificates. Each shareholder will be able to choose whether or not to convert his eligible shares into uncertificated form and the Registrar will continue to register written instruments of transfer and issue share certificates in respect of New Shares held in certificated form.

It is currently anticipated that the New Shares will be eligible to join CREST with effect immediately upon admission to the Official List.

16. UK taxation

General

The following summary is intended as a general guide only and relates only to certain UK tax consequences of holding the New Shares. It is based on current UK tax law and the current practice of the UK Inland Revenue, both of which are subject to change, possibly with retrospective effect. The summary is intended to apply only to shareholders who are resident in the UK for UK tax purposes, who hold the New Shares as investments and who are the beneficial owners of the New Shares. The summary is not intended to apply to certain classes of shareholders such as dealers in securities, insurance companies or collective investment schemes. Any shareholders or prospective shareholders who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of the New Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

Dividends

Under current tax law, Rolls-Royce Group will not be required to withhold tax at source from dividend payments it makes.

(a) *Individuals*

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from Rolls-Royce Group will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the ***gross dividend***) which will be regarded as the top slice of the individual's income. The tax credit will be equal to 10% of the "gross dividend" (i.e. the tax credit will be one-ninth of the amount of the dividend).

With the exception of dividends paid on or before 5 April 2004 in respect of shares held through PEPs or ISAs, shareholders who are not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit.

A UK resident shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10% of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5%. After taking into account the tax credit, such a shareholder will have to account for additional tax equal to 22.5% of the gross dividend (an effective tax rate of 25% of the net cash dividend received).

(b) *Companies*

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from Rolls-Royce Group. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) *Pension funds*

UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by Rolls-Royce Group.

(d) *Charities*

Charities will receive some compensation for the tax credits in respect of dividends paid on or before 5 April 2004.

Capital gains

A disposal of New Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the New Shares for the purposes of such trade, profession or vocation or such branch or agency, may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. A shareholder who is an individual and who has, on or after 17 March 1998, ceased to be resident and ordinarily resident in the UK for tax purposes for a period of less than five years and who disposes of the New Shares during that period may also be liable on his return to the UK to any capital gain realised (subject to any available exemption or relief).

UK inheritance and gift taxes

New Shares beneficially owned by an individual will be subject to UK inheritance tax on the death of the individual or, in certain circumstances, if the New Shares are the subject of a gift by such individual even where the individual shareholder is neither domiciled nor deemed to be domiciled in the UK under certain rules relating to long residence or previous domicile. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Inheritance tax is not generally chargeable on gifts to individuals or to certain types of settlement made more than seven years before the death of the donor. UK inheritance tax is chargeable on shares situated in the UK at the time of the death or gift. Registered shares are situated where they are registered, which is generally the place where the share register is maintained and where transfer of the shares can be legally executed. As Rolls-Royce Group's share register will be maintained in the UK, the New Shares will be assets situated in the UK for the purposes of UK inheritance tax. Special rules also apply to close companies and to trustees of settlements who hold New Shares bringing them within the charge to inheritance tax.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any New Shares through trust arrangements.

Shareholders should seek professional advice in a situation where there is a potential for a double charge to UK inheritance tax and an equivalent tax in another country.

Stamp duty and stamp duty reserve tax (SDRT)

Holders of New Shares will be registered on Rolls-Royce Group's register in the UK. Persons who are a "system member" of CREST (as defined in the relevant regulations) may elect to hold their New Shares through CREST for trading on the main market.

(a) *New Shares registered on Rolls-Royce Group's UK share register*

No stamp duty or SDRT will generally arise on the issue by Rolls-Royce Group of the New Shares pursuant to the Scheme.

Stamp duty at the rate of 0.5 per cent of the amount or value of the consideration given (rounded up to the next multiple of £5) is payable on an instrument transferring New Shares. A charge to SDRT will also arise on an agreement to transfer New Shares (at the rate of 0.5 per cent of the amount or value of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring New Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances.

(b) *New Shares held through CREST*

Under the CREST system, no stamp duty or SDRT will arise on a transfer of New Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5 per cent) will arise. Paperless transfers of New Shares within CREST will be liable to SDRT at a rate of 0.5 per cent of the value of the consideration rather than stamp duty. CREST is obliged to collect SDRT from the purchaser of the New Shares on relevant transactions settled within the system.

(c) *New Shares held through Clearance Service or Depositary Receipt Arrangements*

Where New Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer) or SDRT (in the case of a transfer or an issue) will be payable at the higher rate of 1.5 per cent of the amount or value of the consideration payable or, in certain circumstances, the value of the New Shares (rounded up to the next £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT (0.5 per cent of the consideration paid) to apply to issues or transfers of New Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent generally applying to an issue or transfer of New Shares into the clearance service and instead of the exemption from SDRT on transfers of New Shares whilst in the service.

Provided certain conditions are met, there is an exemption from the charge to SDRT where shares are issued into a depositary receipt regime in place of existing shares which are cancelled. This exemption should apply to the issue of New Shares as replacements for the Scheme Shares pursuant to the Scheme.

The above comments are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer New Shares to charities will not give rise to stamp duty or SDRT.

17. US taxation

The following is a summary based on present law of certain US federal income tax considerations relevant to the ownership and disposition of the New Shares or Rolls-Royce ADRs. It is not a complete description of all the tax considerations that may be relevant to a particular shareholder. It addresses only US holders (as defined below) that will hold the New Shares or Rolls-Royce ADRs as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of investors subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, holders of a beneficial interest in 5% or more of Rolls-Royce Group's shares, persons holding the New Shares or Rolls-Royce ADRs as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK. Rolls-Royce Group believes, and this summary assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

Rolls-Royce Group urges investors to consult their own tax advisers about the US federal, state and local tax consequences of holding and disposing of the New Shares or Rolls-Royce ADRs.

As used here, "US holder" means a beneficial owner of the New Shares or Rolls-Royce ADRs that is (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

Dividends

Dividends paid on the New Shares or Rolls-Royce ADRs will be included in the gross income of a US holder as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid to a US holder in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. Any gain or loss that a US holder recognises on a subsequent conversion of pounds sterling into US dollars generally will be US source ordinary income or loss. Distributions to US holders with respect to the New Shares or Rolls-Royce ADRs of additional shares or rights to acquire shares that are made as part of a pro rata distribution to all shareholders may not be subject to US federal income tax.

During a twelve-month transition period under the new UK-US income tax treaty that entered into force on 31 March 2003, an eligible US holder may be entitled to receive from the Inland Revenue an amount equal to the tax credit to which an individual Rolls-Royce Group shareholder resident in the UK for UK tax purposes would be entitled if it had received the dividend (as described in "UK Taxation-Dividends") subject to UK withholding tax imposed on the sum of the dividend and the tax credit payment at a rate not in excess of 15%. Under current UK law, a dividend of £90 entitles a treaty eligible US holder to a tax credit payment of £10 offset by UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance for a treaty eligible US holder that elects the benefits of the old treaty. An electing holder must include the gross amount of the tax credit payment in its income as ordinary income from foreign sources and may claim a deduction or a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credits). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. A US partnership may claim treaty benefits only with respect to income allocated to partners entitled to benefits. US holders cannot claim UK tax credit payments under the new UK-US treaty after the transition period.

Dispositions

A US holder will recognise capital gain or loss on the sale or other disposition of the New Shares or Rolls-Royce ADRs in an amount equal to the difference between its adjusted tax basis in the New Shares or Rolls-Royce ADRs and the US dollar value of the amount realised from the sale or other disposition. Any gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the New Shares or Rolls-Royce ADRs have been held for more than one year on the date of the sale or exchange. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from US sources.

A US holder that receives pounds sterling on the sale or other disposition of the New Shares or Rolls-Royce ADRs will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss realised by a US holder on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

Information reporting and backup withholding

Dividends from the New Shares or Rolls-Royce ADRs and proceeds from the sale of New Shares or Rolls-Royce ADRs may be reported to the US Internal Revenue Service unless the holder (i) is a corporation, (ii) provides a properly executed IRS Form W-8BEN or (iii) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate tax payer identification number or otherwise establish an exemption. The holder can claim a credit against its US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount.

18. Consents

Rothschild has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which it appears.

KPMG Audit Plc has given and not withdrawn its written consent to the issue of this document with the inclusion of their report and letter set out in Part 4 and the references to their name in the form and context in which they appear.

19. Costs

The total costs (exclusive of any amounts in respect of value added tax) payable by Rolls-Royce and/or Rolls-Royce Group in connection with the Scheme and the listing of Rolls-Royce Group are estimated to amount to approximately £3.5 million. Given the inter-relationship between the Scheme and the listing of Rolls-Royce Group, it is not practicable to separate costs attributable solely to the Scheme and the listing of Rolls-Royce Group. There are no amounts payable to financial intermediaries.

20. Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Rolls-Royce and Rolls-Royce Group (both at 65 Buckingham Gate, London SW1E 6AT) during normal business hours on any business day from the date of this document until the Scheme is completed or lapses and will also be available for inspection at the Annual General Meeting and the Court Meeting:

(a) the Memorandum and Articles of Association of Rolls-Royce (as currently in force, and as they will be following the proposed amendment at the Annual General Meeting);

(b) the current Memorandum and Articles of Association of Rolls-Royce Group;

(c) the rules of the Rolls-Royce Group Employee Share Schemes, the trust deed of the Trust and the trust deed of the Quest;

(d) the service contracts referred to in paragraph 6 above;

(e) the letters set out in Part 3B of this document;

(f) the accountant's report set out in Part 4 of this document;

(g) the consent letters referred to in paragraph 18 above;

(h) the audited consolidated financial statements of the Group for the two financial years ended 31 December 2001 and 31 December 2002; and

(i) the Scheme Circular.

PART 6: DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise.

1997 Sharesave Scheme	the Rolls-Royce 1997 Sharesave Scheme
1999 Executive Scheme	the Rolls-Royce 1999 Executive Share Option Plan
Admission	admission of New Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities in accordance with the Admission and Disclosure Standards issued by the London Stock Exchange
Admission and Disclosure Standards	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 (as amended from time to time) containing, inter alia, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
ADRs	American Depositary Receipts
Annual General Meeting	the annual general meeting of Rolls-Royce convened for 29 May 2003, notice of which is set out in Part 4 of the Scheme Circular, and any adjournment thereof
the Board or *the Directors*	the directors of Rolls-Royce Group as at the date of this document, whose names are set out on page 4 of this document
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business
Companies Act 1985	the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force
Companies Acts	the Companies Act 1985 and every other statute or subordinate legislation within the meaning of the Interpretation Act 1978 for the time being in force concerning companies and affecting the Company (including, without limitation, the Regulations)
Combined Code	the combined code on corporate governance appended to the Listing Rules
Court	the High Court of Justice of England and Wales
Court Hearing	the hearing of the petition to sanction the Scheme by the Court
Court Meeting	the meeting, notice of which is set out in Part 5 of the Scheme Circular, of the holders of Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 to consider and, if thought fit, approve the Scheme, and any adjournment thereof
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations
CRESTCo	CRESTCo Limited
Deferred Share Plans	the DSP, the DSIP and the RSP
DSIP	the Rolls-Royce Deferred Share Incentive Plan
DSP	the Rolls-Royce Deferred Share Plan

Effective Date	the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, expected to be 23 June 2003
Exchange Act	The United States Securities Exchange Act of 1934, as amended
Executive Option Schemes	the Executive Scheme and the 1999 Executive Scheme
Executive Scheme	the Rolls-Royce Executive Share Option Scheme
FSMA 2000	Financial Services and Markets Act 2000
Group	before the Effective Date, Rolls-Royce and its subsidiary undertakings and from the Effective Date, Rolls-Royce Group and its subsidiary undertakings
holder	a registered holder and includes any person(s) entitled by transmission
in certificated form	in relation to a share or other security, a share or other security which is not in uncertificated form
International Sharesave Scheme	the Rolls-Royce International Sharesave Plan 1999
Listing Rules	the rules and regulations of the UKLA made under Part VI of FSMA 2000 as amended from time to time
London Stock Exchange	London Stock Exchange plc
LTIP	the Rolls-Royce Long-Term Incentive Plan
New Ordinary Shares	the Ordinary Shares of Rolls-Royce created following the cancellation of the Scheme Shares which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the shares cancelled
New Shares	means: (i) prior to the Rolls-Royce Group Reduction of Capital, the ordinary shares of 70 pence (or such lower nominal value as the directors of Rolls-Royce Group shall decide prior to the date on which the Court is asked to sanction the Scheme) each in Rolls-Royce Group to be allotted and issued pursuant to the Scheme; and (ii) following the Rolls-Royce Group Reduction of Capital becoming effective, the ordinary shares of 20 pence each in Rolls-Royce Group
New Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce Group
Official List	the list maintained by the UKLA pursuant to Part VI of FSMA 2000
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Shares	the ordinary shares of 20 pence each in the capital of Rolls-Royce
pence or *£* or *sterling*	the lawful currency of the United Kingdom
Profit Sharing Scheme	the Rolls-Royce Profit Sharing Scheme
Quest	the Rolls-Royce 1997 Qualifying Employee Share Trust settled under a trust deed between Rolls-Royce and the Quest Trustee dated 15 December 1997

Quest Trustee	Rolls-Royce Share Scheme Trustees Limited
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
Remuneration Committee	the remuneration committee of the Board
Rolls-Royce	Rolls-Royce plc, a company incorporated in England and Wales with registered number 1003142
Rolls-Royce ADRs	ADRs issued by the US Depositary in respect of and representing five Ordinary Shares before the Effective Date and five New Shares from the Effective Date
Rolls-Royce Articles	Articles of Association of Rolls-Royce
Rolls-Royce Employee Share Schemes	the Deferred Share Plans, the Executive Option Schemes, the LTIP, the Sharesave Schemes, the SIP, the Stock Purchase Plan and the Profit Sharing Scheme
Rolls-Royce Group or ***the Company***	Rolls-Royce Group plc, a company incorporated in England and Wales with registered number 4706930
Rolls-Royce Group Articles	the Articles of Association of Rolls-Royce Group
Rolls-Royce Group Memorandum	the Memorandum of Association of Rolls-Royce Group
Rolls-Royce Group Reduction of Capital	the proposed reduction of capital of Rolls-Royce Group under section 135 of the Companies Act 1985 described in Part 1 of this document
Rolls-Royce Group Shareholder	a holder of New Shares
Rothschild	N M Rothschild & Sons Limited
RSP	the Rolls-Royce Restricted Share Plan
Scheme	the scheme of arrangement in its present form as set out in Part 3 of the Scheme Circular or with or subject to any modification, addition or condition approved or imposed by the Court
Scheme ADRs	an ADR which represents Scheme Shares
Scheme Circular	the circular sent to Ordinary Shareholders dated 11 April 2003 containing, inter alia, the Scheme, Notice of the Annual General Meeting and Notice of Court Meeting
Scheme Record Date	the later of 20 June 2003 and the business day immediately preceding the Effective Date
Scheme Record Time	6.00 p.m. (UK time) on the Scheme Record Date
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of Rolls-Royce at the Scheme Record Time
Scheme Shares	means: (a) all the Ordinary Shares in issue at the date of the Scheme; (b) all (if any) additional Ordinary Shares in issue at the Scheme Voting Record Time; and (c) all (if any) further Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of the reduction of capital provided for by Clause 1 of the Scheme in respect of which the original or any subsequent

	holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound
Scheme Voting Record Time	6.00 p.m. (UK time) on 27 May 2003 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting
SEC	the US Securities and Exchange Commission
Securities Act	The United States Securities Act of 1933, as amended
SharePurchase Plan	the partnership element of the SIP
Sharesave Schemes	the UK Sharesave Schemes and the International Sharesave Scheme
SIP	the Rolls-Royce SharePurchase Plan
Special Share	the one special rights non-voting share of £1 in the capital of Rolls-Royce
Special Shareholder	the Secretary of State for Trade and Industry
Stock Purchase Plan	the Rolls-Royce Employee Stock Purchase Plan
Trust	the Rolls-Royce 2003 Employee Share Trust settled under a trust deed between Rolls-Royce and the Trustee dated 19 March 2003
Trustee	Mourant & Co. Trustees Limited
UK or *United Kingdom*	the United Kingdom of Great Britain and Northern Ireland
UKLA	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA 2000
uncertificated or *in uncertificated form*	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST
US, USA or *United States*	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
US Depositary	The Bank of New York, including where the context requires, its nominee
US$	United States Dollars, the lawful currency of the United States

Dated 11 April 2003

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